FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of August, 2003

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)







             THE HONG KONG AND SHANGHAI BANKING CORPORATION LIMITED

                 2003 INTERIM CONSOLIDATED RESULTS - HIGHLIGHTS

* Operating profit before provisions up 6.6 per cent to HK$19,223 million (HK$18,032 million in the first half of 2002; up 8.1 per cent from HK$17,789 million in the second half of last year).

* Pre-tax profit down 0.3 per cent to HK$17,193 million (HK$17,240 million in the first half of 2002; up 4.7 per cent from HK$16,421 million in the second half of last year).

* Attributable profit up 0.2 per cent to HK$12,424 million (HK$12,404 million in the first half of 2002; down 2.7 per cent from HK$12,763 million in the second half of last year).

* Return on average shareholders' funds of 27.8 per cent (29.7 per cent and 28.8 per cent in the first and second halves of 2002).

* Assets up 6.4 per cent to HK$1,987.6 billion (HK$1,868.7 billion at the end of 2002).

* Total capital ratio of 12.7 per cent; tier 1 capital ratio of 10.6 per cent (12.7 per cent and 9.8 per cent at 31 December 2002).

* Cost:income ratio of 36.6 per cent (37.1 per cent and 40.0 per cent for the first and second halves of 2002).

Note: Certain figures for 2002 have been restated to reflect the adoption of Hong Kong Statement of Standard Accounting Practice 12 (revised) on 'Income taxes', details of which are set out in Note 27 of the additional information.

Results

Comment by David Eldon, Chairman

Operating profit before provisions was 6.6 per cent higher at HK$19,223 million in the first half of 2003, a robust performance given the effects of the SARS outbreak on an uncertain regional recovery and a Hong Kong economy already marked by unemployment of 8.6 per cent, deflation and subdued demand. Attributable profit was up 0.2 per cent at HK$12,424 million, with higher provisions compared with the first half of 2002 driven by declining collateral values in the residential property sector in Hong Kong, increased lending and one significant corporate bad debt charge. Highlights include:

* Income from wealth management initiatives grew by 31.7 per cent to HK$3.2 billion compared with the same period in 2002.

* There was strong growth in unit trust sales and in funds under management for personal customers, with income 29.0 per cent higher at HK$1,388 million, and with strong sales of capital guaranteed products by Hang Seng Bank.

* Income from the insurance business, including the Mandatory Provident Fund, grew by HK$390 million, or 40.2 per cent, reflecting strong growth in individual life premiums and, in part, the acquisition of HSBC Insurance (Singapore) during 2003.

* From the end of 2002, mortgages in the region outside Hong Kong grew by HK$13.8 billion or 30.0 per cent at constant exchange rates.

* Credit card lending in the region outside Hong Kong was up 6.1 per cent since the end of 2002 with increases in Australia, Thailand and Indonesia.

* The contribution from the group's regional treasury activities was 17.0 per cent higher than in the first half of 2002.

* In Commercial Banking, other operating income was 12.5 per cent higher, mainly in Hong Kong, due to higher income from insurance, trade services and cash management.

* The cost:income ratio reduced to 36.6 per cent compared with 37.1 per cent and
40.0 per cent in the first and second halves of 2002.

* In Hong Kong, staff costs rose by HK$39 million, or 0.9 per cent, over the first half of 2002, primarily due to performance related staff costs in the bank in Hong Kong partially offset by the effects of lower headcount.

The uncertainties of the global economy and the lingering effects of the SARS outbreak cloud the regional outlook for the rest of the year. Deflation is likely to persist in Hong Kong. Despite these challenges, we will continue to build on the fundamental strengths of our business - clear customer focus, prudent management and operating efficiency, and providing products and services that meet ever-changing demand.


Results by Line of Business
                                                                   Corporate,
                                                                   Investment
                                    Personal                          Banking
                                   Financial        Commercial            and        Private
Figures in HK$m                     Services           Banking        Markets        Banking       Other       Total

Half-year ended 30 June 2003

Operating profit before
 provisions                            9,556           3,426          6,968               10        (737)       19,223
Provisions                            (2,242)            288           (495)               -         (27)       (2,476)

Operating profit                       7,314           3,714          6,473               10        (764)       16,747
Other                                     23              29            130                -         264           446

Profit on ordinary activities
 before tax                            7,337           3,743          6,603               10        (500)       17,193

Half-year ended 30 June 2002

Operating profit before
 provisions                            8,754           3,425          6,261                7        (415)       18,032
Provisions                            (1,683)            235            264                -           3        (1,181)

Operating profit                       7,071           3,660          6,525                7        (412)       16,851
Other                                     36              54             76                -         223           389

Profit on ordinary activities
 before tax                            7,107           3,714          6,601                7        (189)       17,240

Half-year ended 31 December 2002

Operating profit before
 provisions                            8,224           3,273          6,575                7        (290)       17,789
Provisions                            (1,755)            503            307                -        (125)       (1,070)

Operating profit                       6,469           3,776          6,882                7        (415)       16,719
Other                                      6              (7)           (69)               -        (228)         (298)

Profit on ordinary activities
 before tax                            6,475           3,769          6,813                7        (643)       16,421



In Personal Financial Services, profit before tax of HK$7,337 million was HK$230 million, or 3.2 per cent, higher than the comparable period last year, and contributed 42.7 per cent of the group profit before tax, compared with 41.2 per cent for the first half and 39.4 per cent for the second half of 2002. Net interest income of HK$10,837 million was HK$148 million higher than the first half of 2002 reflecting strong growth in the rest of the Asia-Pacific region, notably in the bank in Singapore, New Zealand, Indonesia, India and Korea, and in HSBC Bank Australia. This growth was particularly noted in mortgages, which outside of Hong Kong grew by HK$13.8 billion, or 30.0 per cent, at constant exchange rates since the end of 2002. Lower mortgage spreads and contraction in the Government Home Ownership Scheme mortgage portfolio in Hang Seng Bank led to a 2.0 per cent fall in net interest income in Hong Kong compared with the first half of 2002. Net interest income for the first half of 2003 was 0.7 per cent lower than the second half of 2002. Other operating income of HK$5,096 million was 14.5 per cent higher than the first half and 16.1 per cent higher than the second half of 2002 mainly attributable to sustained growth in income from wealth management initiatives, particularly from unit trust sales and funds under management which grew by 29.0 per cent and 79.6 per cent over first and second halves of 2002 respectively, and insurance products. Operating expenses remained flat compared with the first half of 2002 with a reduction in Hong Kong reflecting lower headcount, and marketing and advertising costs offset by higher expenses in the rest of the Asia-Pacific region as a result of business expansion and acquisitions. Operating expenses were 9.9 per cent lower than the second half of 2002 with reductions in the bank in Hong Kong and Hang Seng Bank. Provisions for bad and doubtful debts in the first half of 2003 increased, particularly in Hong Kong, reflecting higher charges for mortgages and unsecured personal lending.

In Commercial Banking, profit before tax of HK$3,743 million for the first half of 2003 was broadly in line with both halves of 2002. Net interest income of HK$3,126 million was 6.0 per cent lower than the first half and 4.8 per cent lower than the second half of 2002 mainly due to lower recoveries of suspended interest in the bank in Hong Kong. Other operating income of HK$2,350 million was 12.5 per cent higher than the comparable period last year mainly in Hong Kong due to higher income from insurance, trade services and cash management. Operating expenses were HK$61 million, or 3.1 per cent, higher than the comparable period last year and include increased expenditure on business internet banking in Hong Kong. There was an increase in the general provision for bad and doubtful debts in the first half of 2003 compared with a release in the second half of 2002 reflecting loan loss experience.

Profit before tax of HK$6,603 million for Corporate, Investment Banking and Markets held firm compared with the first half of 2002, despite a charge of HK$495 million for provisions for bad and doubtful debts and contingent liabilities in the first half of 2003 compared with releases of provisions in 2002. The contribution from the group's regional treasury activities was 17.0 per cent higher than the first half of 2002. This was achieved through a significant increase in dealing profits, which at HK$1,847 million were HK$1,066 million higher than the comparable period in 2002. Profits from interest rate derivatives trading increased due to the continuing growth in demand for the structuring of tailored solutions for corporate customers, together with the increased volumes of structured transactions offering yield enhancement products to retail clients. This was augmented by successful directional trading in the major swap books. Trading income from debt securities was higher in the first half of 2003 as credit spreads narrowed and there was no recurrence of the US corporate accounting scandals that had led to securities dealing losses in 2002. During the first half of 2003, there was a charge for bad and doubtful debts compared with releases in both halves of 2002. This was due to a significant specific provision raised against a corporate customer in Hong Kong. With the exception of this charge, credit quality remained stable.

Other includes the funding costs of staff housing loans and fixed assets. A deficit of HK$322 million arising on property revaluation was charged to profit and loss in the first half of 2003. There was no such deficit in the first half of 2002 but a deficit of HK$371 million was recorded in the second half of 2002. 2003 benefited from higher profit on disposal of equity investments.


Consolidated Profit and Loss Account
                                                     Half-year ended        Half-year ended        Half-year ended
                                                             30Jun03                30Jun02                31Dec02
Figures in HK$m                                                                 restated  ^            restated  ^

Interest income                                               28,153                 29,427                 29,767
Interest expense                                              (8,633)                (9,711)                (9,838)
Net interest income                                           19,520                 19,716                 19,929
Other operating income                                        10,786                  8,968                  9,703
Operating income                                              30,306                 28,684                 29,632
Operating expenses                                           (11,083)               (10,652)               (11,843)
Operating profit before provisions                            19,223                 18,032                 17,789
Provisions for bad and doubtful debts                         (2,413)                (1,280)                  (971)
Provisions for contingent liabilities
 and commitments                                                 (63)                    99                    (99)
Operating profit                                              16,747                 16,851                 16,719
Profit on tangible fixed assets and
 long-term investments                                           717                    326                     51
Deficit arising on property revaluation                         (322)                     -                   (371)
Share of profits less losses of
 associated companies                                             51                     63                     22
Profit on ordinary activities before tax                      17,193                 17,240                 16,421
Tax on profit on ordinary activities                          (2,867)                (2,864)                (1,870)
Profit on ordinary activities after tax                       14,326                 14,376                 14,551
Minority interests                                            (1,902)                (1,972)                (1,788)

Profit attributable to shareholders                           12,424                 12,404                 12,763

Retained profits brought forward                              28,579                 20,556                 24,527
Change of accounting policies in respect of
 - deferred tax                                                1,191                  1,826                  1,573
 - transfer to revaluation reserve                              (818)                  (250)                  (258)
As restated                                                   28,952                 22,132                 25,842
Exchange and other adjustments                                   519                    791                   (154)
Transfer of depreciation to premises
 revaluation reserve                                             126                    136                    141
Transfer to premises revaluation reserve                        (145)                    (8)                  (560)
Realisation on disposal of premises and
 investment properties                                            40                     45                     64
Ordinary dividends paid in respect of
 the current period                                           (3,150)                (3,000)                (5,000)
Ordinary dividends proposed                                   (3,200)                (6,000)                (3,500)
Preference dividends payable                                    (574)                  (658)                  (644)
                                                              (6,924)                (9,658)                (9,144)
Retained profits carried forward                              34,992                 25,842                 28,952

 ^  Certain figures for 2002 have been restated to reflect the adoption of Hong
Kong Statement of Standard Accounting Practice 12 (revised) on 'Income taxes', details of which are set out in note 27.

Extract from the Consolidated Balance Sheet
                                                         At 30Jun03              At 30Jun02               At 31Dec02
Figures in HK$m                                                                 restated  ^              restated  ^

Assets
Cash and short-term funds                                   323,767                 322,704                  322,305
Placings with banks maturing after one month                106,002                 106,263                   90,886
Certificates of deposit                                      53,376                  44,134                   53,290
Hong Kong SAR Government certificates
 of indebtedness                                             77,804                  70,094                   73,654
Securities held for dealing purposes                         79,766                  86,746                   87,468
Long-term investments                                       380,114                 306,493                  350,166
Advances to customers                                       764,811                 708,285                  721,775
Amounts due from fellow subsidiary
 companies                                                   41,716                  24,095                   22,087
Investments in associated companies                           1,764                   1,520                    1,499
Tangible fixed assets                                        35,076                  40,529                   37,988
Other assets                                                123,366                 103,530                  107,582
                                                          1,987,562               1,814,393                1,868,700

Liabilities
Hong Kong SAR currency notes in circulation                  77,804                  70,094                   73,654
Current, savings and other deposit accounts               1,548,867               1,419,076                1,473,539
Deposits by banks                                            59,805                  41,969                   45,545
Amounts due to fellow subsidiary companies                   15,653                  10,958                   11,052
Amounts due to ultimate holding company                         696                     587                      441
Other liabilities                                           155,013                 144,448                  137,983
                                                          1,857,838               1,687,132                1,742,214

Capital resources
Loan capital from ultimate holding company                        -                   2,925                    2,924
Other loan capital                                           15,556                  15,035                   15,368
Minority interests                                           16,305                  17,302                   17,060
Share capital                                                47,864                  44,946                   44,940
Reserves                                                     46,799                  41,053                   42,694
Proposed dividends                                            3,200                   6,000                    3,500
Shareholders' funds                                          97,863                  91,999                   91,134
                                                            129,724                 127,261                  126,486
                                                          1,987,562               1,814,393                1,868,700


 ^  Certain figures for 2002 have been restated to reflect the adoption of Hong
Kong Statement of Standard Accounting Practice 12 (revised) on 'Income taxes', details of which are set out in note 27.

Consolidated Statement of Changes in Equity
                                                      Half-year ended        Half-year ended         Half-year ended
                                                              30Jun03                30Jun02                 31Dec02
Figures in HK$m                                                                  restated  ^             restated  ^

Shareholders' funds at beginning of the period                 92,444                 83,705                  93,226

Change of accounting policy in respect of
 deferred taxes                                                (1,310)                  (994)                 (1,227)

As restated                                                    91,134                 82,711                  91,999

Profit for the period attributable to
 shareholders                                                  12,424                 12,404                  12,763

Unrealised deficit on revaluation of premises                  (1,151)                     -                  (1,166)

Unrealised deficit on revaluation of
 investment properties                                           (184)                     -                    (183)

Long-term equity investments
 revaluation reserve
 - Surplus/(deficit) on revaluation                                48                   (195)                   (418)
 - Realisation on disposal                                       (447)                  (172)                    (92)

Issue of non-cumulative irredeemable
 preference share capital                                       2,925                      -                       -

Dividends                                                      (7,224)                (3,658)                (11,644)

Exchange and other movements                                      338                    909                    (125)

Shareholders' funds at end of the period                       97,863                 91,999                  91,134




 ^ Certain figures for 2002 have been restated to reflect the adoption of Hong Kong Statement of Standard Accounting Practice 12 (revised) on 'Income taxes', details of which are set out in note 27.


Consolidated Cash Flow Statement

                                                                               Half-year ended       Half-year ended
Figures in HK$m                                                                        30Jun03               30Jun02

Operating activities
Cash generated from/(used in) operations                                                30,936                (4,003)
Interest received on long-term investments                                               6,705                 5,753
Dividends received on long-term investments                                                133                    85
Dividends received from associated companies                                                35                    91
Interest paid on loan capital                                                             (440)                 (521)
Dividends paid to minority interests                                                    (2,390)               (2,027)
Ordinary dividends paid                                                                 (6,650)               (3,000)
Preference dividends paid                                                                 (115)                 (235)
Taxation paid                                                                           (1,071)                 (792)

Net cash inflow/(outflow) from operating
 activities                                                                             27,143                (4,649)

Investing activities
Purchase of long-term investments                                                     (180,895)             (149,875)
Proceeds from sale or redemption of
 long-term investments                                                                 162,949               115,493
Purchase of tangible fixed assets                                                         (385)                 (460)
Proceeds from sale of tangible fixed assets                                                119                    83
Net cash outflow in respect of acquisition
 of and increased shareholding in
 subsidiary companies                                                                     (656)                 (176)
Purchase of business                                                                    (7,037)                  (14)
Purchase of interest in associated company                                                (273)                    -
Proceeds from sale of interest in
 associated company                                                                          -                     1

Net cash outflow from investing activities                                             (26,178)              (34,948)

Net cash inflow/(outflow) before financing                                                 965               (39,597)

Financing
Issue of non-cumulative irredeemable preference
 share capital                                                                           2,925                     -
Repayment of loan capital                                                               (2,925)                    -

Net cash flow from financing                                                                 -                     -

Increase/(decrease) in cash and cash equivalents                                           965               (39,597)



Additional Information

1. Net interest income
                                                  Half-year ended          Half-year ended          Half-year ended
Figures in HK$m                                           30Jun03                  30Jun02                  31Dec02

Net interest income                                        19,520                   19,716                   19,929
Average interest-earning assets                         1,660,825                1,537,160                1,586,299
Net interest spread                                          2.26 %                   2.46 %                   2.37 %
Net interest margin                                          2.37 %                   2.59 %                   2.49 %



Net interest income of HK$19,520 million was HK$196 million, or 1.0 per cent, lower than the comparable period of 2002. Net interest income from the Personal Financial Services business was HK$148 million, or 1.4 per cent, higher than the first half of 2002 reflecting strong growth in the rest of the Asia-Pacific region, notably in the bank in Singapore, New Zealand, Indonesia, India and Korea, and in HSBC Bank Australia. This growth was particularly noted on mortgages, where outside Hong Kong outstandings grew by HK$13.8 billion at constant exchange rates. Lower mortgage spreads and contraction in the Government Home Ownership Scheme ('GHOS') mortgage portfolio in Hang Seng Bank led to a 2.0 per cent fall in net interest income in Hong Kong compared with the first half of 2002.

Net interest income from the Commercial Banking business was HK$199 million, or
6.0 per cent, lower than the comparable period of last year mainly due to lower recoveries of suspended interest in the bank in Hong Kong. Net interest income from Corporate, Investment Banking and Markets was HK$155 million, or 2.5 per cent, lower than the comparable period in 2002. This was due to lower spreads on corporate lending particularly in Hang Seng Bank, and reduced treasury income in the bank in Singapore and the Philippines as higher yielding assets matured in 2002, although treasury continued to perform strongly in Hong Kong through interest risk positioning and an increase in holdings of investment grade debt securities.

Average interest-earning assets increased by HK$123.7 billion, or 8.0 per cent, to HK$1,660.8 billion for the first half of 2003. Average debt securities for the group increased by HK$106.2 billion, or 21.8 per cent, compared with the first half of 2002 with increases in both Hang Seng Bank and the bank in Hong Kong, reflecting the deployment of funds from interbank placings into higher yielding debt securities in the lower interest rate environment, and increased customer deposits. There were also increases in a number of areas in the rest of the Asia-Pacific region, notably in the bank in Singapore, Japan, Korea and Taiwan, and HSBC Bank Australia. Average advances to customers grew by HK$60.8 billion, or 8.9 per cent, with increases in the bank in Hong Kong, Singapore, Japan and Korea, and HSBC Bank Australia. Average loans to banks decreased by HK$50.5 billion, or 15.3 per cent, reflecting the redeployment of funds from lower yielding interbank placements to debt securities in Hang Seng Bank.

The group's net interest margin of 2.37 per cent for the first half of 2003 was 22 basis points lower than the comparable period in 2002. Spread narrowed by 20 basis points compared with the first half of 2002 and the contribution from net free funds was two basis points lower.

For the bank in Hong Kong, net interest margin reduced by 25 basis points to
2.27 per cent for the first half of 2003. Spread narrowed by 24 basis points with lower spreads on deposits accounting for a reduction of 14 basis points and lower treasury spreads accounting for a reduction of four basis points. A net release of suspended interest in the first half of 2002 compared with a charge in the first half of 2003 accounted for a further reduction of two basis points in spread. Average yield on the residential mortgage portfolio, excluding GHOS and staff loans, in the bank in Hong Kong reduced to 166 basis points below the bank's best lending rate ('BLR') in the first half of 2003 compared with 141 basis points below BLR in the same period last year. Cash incentive payments on new mortgage loans of HK$60 million have been written off against interest income in the first half of 2003 compared with HK$103 million in the first half of 2002. The contribution from net free funds fell by one basis point compared with the same period last year.

In Hang Seng Bank, net interest margin narrowed by eight basis points to 2.41 per cent with a reduction of five basis points in spread due to a reduction in average mortgage portfolio yields and the narrowing of time deposit spreads which together reduced spread by nine basis points compared with the first half of 2002. Average yield on the residential mortgage portfolio, excluding GHOS loans and staff loans, in Hang Seng Bank was 170 basis points below BLR in the first half of 2003 compared with 138 basis points below BLR in the same period last year. Cash incentive payments on new mortgage loans of HK$45 million have been written off against interest income in the first half of 2003 compared with HK$44 million in the first half of 2002. This was partly offset by growth in savings and current accounts and expansion of the debt securities portfolio which continued to benefit from lower interest rates. These factors had a favourable impact on spread of four basis points. The contribution from net free funds was 0.08 per cent, three basis points lower than the first half of 2002.

In the rest of the Asia-Pacific region, net interest margin at 2.09 per cent for the first half of 2003 was 18 basis points lower than the comparable period in 2002. Spread reduced by 13 basis points to 1.92 per cent for the first half of 2003 with reductions in several countries, including the Philippines and Singapore mainly due to lower treasury income as a result of maturity of high yielding assets. Spread fell in Taiwan due to lower yields on mortgage loans as a result of market competition and in HSBC Bank Australia as loans repriced as interest rates fell. Spreads in the bank in India and Indonesia widened.

The contribution from net free funds reduced by two basis points to 0.11 per cent for the first half of 2003 as a result of lower interest rates partly offset by an increase in net free funds.


2. Other operating income
                                                 Half-year ended            Half-year ended          Half-year ended
                                                         30Jun03                    30Jun02                  31Dec02
Figures in HK$m
Dividend income
 - Listed investments                                         72                         78                      102
 - Unlisted investments                                       56                         12                       22
                                                             128                         90                      124
Fees and commissions
 - Account services                                          577                        601                      605
 - Credit facilities                                         651                        715                      688
 - Import/export                                           1,119                      1,037                    1,189
 - Remittances                                               459                        438                      477
 - Securities/stockbroking                                   813                        752                      799
 - Cards                                                   1,418                      1,536                    1,601
 - Unit trusts/funds under management                      1,592                      1,345                      993
 - Other                                                     904                        829                    1,267
Fees and commissions receivable                            7,533                      7,253                    7,619
Fees and commissions payable                              (1,185)                    (1,223)                  (1,179)
                                                           6,348                      6,030                    6,440

Dealing profits                                            2,278                      1,166                    1,315

Rental income from investment properties                     109                        121                      118
Other                                                      1,923                      1,561                    1,706

                                                          10,786                      8,968                    9,703



Analysis of income from dealing in financial instruments

                                Half-year ended              Half-year ended                        Half-year ended
                                        30Jun03                      30Jun02                                31Dec02

                               Dividend                     Dividend                            Dividend
                                and net                      and net                             and net
                     Dealing   interest           Dealing   interest                 Dealing    interest
Figures in HK$m      profits     income   Total   profits     income     Total       profits      income      Total

Foreign exchange       1,609         86   1,695     1,439         35    1,474       1,503              95      1,598
Interest rate            759        (91)    668       186         52      238         367            (119)       248
derivatives
Debt securities         (113)       760     647      (459)       655      196        (548)            814        266
Equities and other
 trading                  23         (2)     21         -         (3)      (3)         (7)              4         (3)

                       2,278        753   3,031     1,166        739    1,905       1,315             794      2,109



Other operating income of HK$10,786 million was HK$1,818 million, or 20.3 per cent, higher than the comparable period in 2002. This was achieved through a significant increase in dealing profits, which at HK$2,278 million were HK$1,112 million higher than the first half of 2002. Foreign exchange profits were up on 2002 reflecting higher levels of corporate sales, coupled with trading profits as a result of US dollar volatility against a number of currencies during 2003. Profits from interest rate derivatives trading increased due to the continuing growth in the structuring of tailored solutions for corporate customers, together with increased volumes of structured transactions offering yield enhancement products to retail clients. This was augmented by successful directional trading in the major swap books. Trading income from debt securities was higher in the first half of 2003 as credit spreads narrowed and there was no recurrence of the US corporate accounting scandals that had led to securities dealing losses in 2002.

Income from wealth management initiatives, which includes total income from the insurance business, commissions on sales of unit trust products and securities transactions executed for personal customers grew by 31.7 per cent to HK$3.2 billion. There was strong growth in unit trusts sales, and in funds under management for personal customers. Income grew to HK$1,388 million, an increase of 29.0 per cent over the comparable period last year, with strong sales of capital guaranteed products in Hang Seng Bank. Income from the insurance business, including the Mandatory Provident Fund business, grew by HK$390 million, or 40.2 per cent, reflecting strong growth of 30.7 per cent in new individual life business written in Hong Kong and, to a lesser extent, the acquisition of HSBC Insurance (Singapore) during 2003.


3. Operating expenses
                                                     Half-year ended        Half-year ended        Half-year ended
                                                             30Jun03                30Jun02                31Dec02
Figures in HK$m

Staff costs

 - Salaries and other costs                                    5,859                  5,605                  6,089
 - Retirement benefit costs                                      465                    448                    398
                                                               6,324                  6,053                  6,487

Premises and equipment

 - Depreciation                                                1,019                  1,018                  1,040
 - Rental expenses                                               579                    556                    514
 - Other premises and equipment expenses                         707                    674                    926
                                                               2,305                  2,248                  2,480

Other                                                          2,454                  2,351                  2,876
                                                              11,083                 10,652                 11,843

Staff numbers by region  ^
                                                         At 30Jun03             At 30Jun02             At 31Dec02


Hong Kong                                                    22,640                 23,349                 22,949

Rest of Asia-Pacific                                         18,162                 17,005                 17,720

Americas/Europe                                                  17                     13                     18

Total                                                        40,819                 40,367                 40,687

 ^  Full-time equivalent


Operating expenses of HK$11,083 million were HK$431 million, or 4.0 per cent, higher than the comparable period of 2002 reflecting branch openings and business expansion. At constant exchange rates, total operating expenses rose by HK$233 million, or 2.2 per cent over the comparable period of 2002. Business acquisitions since the first half of 2002 accounted for an increase of HK$92 million.

Staff costs of HK$6,324 million were HK$271 million, or 4.5 per cent, higher than the comparable period of 2002. In Hong Kong, staff costs rose by HK$39 million, or 0.9 per cent, over the first half of 2002 primarily due to higher performance related staff costs in the bank in Hong Kong partially offset by the effect of lower headcount. Headcount in Hong Kong decreased from 23,349 at 30 June 2002 to 22,640 at 30 June 2003, as a wide range of back office and call centre functions migrated to the Group Service Centres in Guangzhou and Shanghai, and as a result of outsourcing of property management functions. In the rest of the Asia-Pacific region, staff costs increased by HK$230 million or
13.2 per cent. Headcount in the rest of the Asia-Pacific region increased from 17,005 at 30 June 2002 to 18,162 at 30 June 2003, an increase of 1,157, mainly due to higher headcount to support business expansion in Group Service Centres in China which increased by 771 to 2,473 at 30 June 2003, the bank in China and HSBC Bank Australia, and the acquisition in the first half of 2003 of HSBC Insurance (Singapore). The group has opened five new branches in four countries, outside Hong Kong, since 30 June 2002.

Operating expenses, other than staff costs, were HK$160 million, or 3.5 per cent, higher than the comparable period of 2002. There were increases in IT costs and professional fees relating to structured finance transactions. Advertising and marketing costs fell compared with the same period last year.


4. Provisions for bad and doubtful debts
                                                    Half-year ended         Half-year ended        Half-year ended
                                                            30Jun03                 30Jun02                31Dec02
Figures in HK$m

Net charge/(release) for bad and doubtful debts
Advances to customers
 - Specific provisions
 New provisions                                               3,858                   2,764                  3,317
 Releases                                                    (1,248)                 (1,320)                (1,414)
 Recoveries                                                    (321)                   (173)                  (204)
                                                              2,289                   1,271                  1,699

 - General provisions                                           124                       9                   (728)

Net charge to profit and loss account                         2,413                   1,280                    971

The net charge for specific provisions of HK$2,289 million was HK$1,018 million higher than the comparable period in 2002. This was due to higher provisions against personal lending, reflecting increased provisions against mortgages following a further fall in property values in Hong Kong, and additional provisions raised against unsecured personal lending and corporate loans.

The net charge for specific provisions against personal lending increased by HK$503 million, or 30.1 per cent, over the comparable period of 2002 with higher charges for mortgages in both the bank in Hong Kong and Hang Seng Bank reflecting lower property values in Hong Kong. Delinquency rates for residential mortgages have not risen significantly. Provisions for credit cards amounting to HK$1,094 million were HK$20 million higher than the comparable period of 2002 with increases in both the bank in Hong Kong and Hang Seng Bank offsetting reductions elsewhere in the region. In addition, there was a higher charge against other unsecured personal lending in the bank in Hong Kong. 2003 included a charge for bad debt provisions against corporate customers compared with a net release in the first half of 2002 mainly due to a large provision raised against a corporate customer in the bank in Hong Kong. With the exception of this charge, credit quality remained stable. 2003 benefited from higher releases of provisions in the bank in Thailand and lower charges in New Zealand and Indonesia.

There was a charge of HK$124 million for general provisions in the first half of 2003 compared with a net release of HK$728 million in the second half of 2002 reflecting overall loan loss experience.


5. Profit on tangible fixed assets and long-term investments

                                                     Half-year ended        Half-year ended        Half-year ended
                                                             30Jun03                30Jun02                31Dec02
Figures in HK$m

Loss on disposal of tangible fixed assets                        (11)                   (11)                   (26)

Profit on disposal of long-term investments                      695                    382                    112

Release/(charge) of provisions for
 impairment of long-term investments                              33                    (45)                   (35)
                                                                 717                    326                     51



The net profit on disposal of long-term investments of HK$695 million was HK$313 million higher than the comparable period last year and included gains on disposal of equity investments and debt securities.


6. Taxation

The charge for taxation in the consolidated profit and loss account comprises:

                                                        Half-year ended        Half-year ended       Half-year ended
                                                                30Jun03                30Jun02               31Dec02
Figures in HK$m

Hong Kong profits tax                                             1,906                  1,941                 1,169
Overseas taxation                                                 1,091                    629                   476
Deferred taxation                                                  (138)                   266                   219
                                                                  2,859                  2,836                 1,864

Share of associated companies' taxation                               8                     28                     6
                                                                  2,867                  2,864                 1,870


The effective rate of tax of 16.7 per cent for the first half of 2003 was higher than the first half of 2002 reflecting additional tax provisions raised in the bank in Hong Kong and Hang Seng Bank following an increase in the Hong Kong profits tax rate.


7. Dividends
                                                 Half-year ended             Half-year ended             Half-year ended
                                                         30Jun03                     30Jun02                     31Dec02
                                                HK$         HK$m            HK$         HK$m            HK$         HK$m
                                          per share                   per share                   per share

Equity
 Ordinary dividends
 - paid                                        0.48        3,150           0.46        3,000           0.77        5,000
 - proposed                                    0.49        3,200           0.92        6,000           0.54        3,500
                                               0.97        6,350           1.38        9,000           1.31        8,500

Non-equity
 Preference dividends payable
 - cumulative redeemable
   preference shares                            100           50            114           57            116           58
 - non-cumulative irredeemable
   preference shares                           0.13          524           0.16          601           0.16          586
                                                           6,924                       9,658                       9,144



8. Advances to customers
                                                           At 30Jun03              At 30Jun02             At 31Dec02
Figures in HK$m

Gross advances to customers                                   781,469                 728,618                738,988
Suspended interest                                             (1,268)                 (2,034)                (1,475)
                                                              780,201                 726,584                737,513

Specific provisions                                           (11,002)                (13,337)               (11,500)
General provisions                                             (4,388)                 (4,962)                (4,238)
Total provisions                                              (15,390)                (18,299)               (15,738)
Net advances to customers                                     764,811                 708,285                721,775

Provisions as a percentage of gross advances
 to customers  ^
Specific provisions                                              1.41 %                  1.84 %                 1.56 %
General provisions                                               0.56 %                  0.68 %                 0.57 %
Total provisions                                                 1.97 %                  2.52 %                 2.13 %

 ^ Gross advances to customers are stated after deduction of interest in suspense.

Assets acquired by repossession of collateral for realisation and reported as advances by the group amounted to HK$1,340 million as at 30 June 2003 (HK$1,670 million at 31 December 2002).


9. Provisions for bad and doubtful debts against advances to customers
                                                                                                          Suspended
Figures in HK$m                                  Specific            General              Total            interest

At 1 January 2003                                  11,500              4,238             15,738               2,494
Amounts written off                                (3,180)                 -             (3,180)               (506)
Recoveries of advances written off in
 previous years                                       321                  -                321                   -
Net charge to profit and loss account
 (Note 4)                                           2,289                124              2,413                   -
Interest suspended during the period                    -                  -                  -                 551
Suspended interest recovered                            -                  -                  -                (351)
Exchange and other adjustments                         72                 26                 98                   -

At 30 June 2003                                    11,002              4,388             15,390               2,188


Suspended interest above comprises both suspended interest netted against ' Advances to customers' and suspended interest netted against accrued interest receivable in 'Other assets'.

10. Non-performing advances to customers and provisions

The geographical information shown below, and in notes 11, 12, 13 and 15, has been classified by location of the principal operations of the subsidiary company or, in the case of the bank, by location of the branch responsible for advancing the funds.


                                                                       Rest of          Americas/
Figures in HK$m                                  Hong Kong        Asia-Pacific             Europe              Total

Half-year ended 30 June 2003

Bad and doubtful debt charge/(release)               2,355                  90                (32)             2,413

At 30 June 2003

Advances to customers on which interest is being placed in suspense or on which interest accrual has ceased are as follows:

Gross advances on which interest
 - has been placed in suspense                      12,256               6,326                  -             18,582
 - accrual has ceased                                1,709               1,794                  4              3,507
Gross non-performing advances  ^                    13,965               8,120                  4             22,089

Specific provisions                                 (5,667)             (5,331)                (4)           (11,002)
                                                     8,298               2,789                  -             11,087

Specific provisions as a percentage of
 gross non-performing advances                        40.6 %              65.7 %            100.0 %             49.8 %

Gross non-performing advances as a
 percentage of gross advances to
 customers  ^  ^                                       2.5 %               3.6 %             33.3 %              2.8 %


Non-performing advances fell by HK$619 million, or 2.7 per cent, since 31
December 2002 to HK$22,089 million at 30 June 2003. In Hong Kong, non-performing advances increased by HK$522 million as a result of a downgrade of a corporate customer in the bank in Hong Kong partly offset by a reduction in Hang Seng
Bank. In the rest of the Asia-Pacific region, non-performing advances fell by HK$1,141 million mainly in Singapore and Indonesia due to a combination of the write-off of a number of accounts and repayments relating to commercial banking customers, and in China largely due to an upgrade of a customer account.

                                                                       Rest of          Americas/
Figures in HK$m                                  Hong Kong        Asia-Pacific             Europe              Total

Half-year ended 30 June 2002

Bad and doubtful debt charge                           947                 333                  -              1,280

At 30 June 2002

Advances to customers on which interest is being placed in suspense or on which interest accrual has ceased are as follows:

Gross advances on which interest
 - has been placed in suspense                      12,898              10,615                  -             23,513
 - accrual has ceased                                1,619               1,177                  4              2,800
Gross non-performing advances  ^                    14,517              11,792                  4             26,313

Specific provisions                                 (5,650)             (7,683)                (4)           (13,337)
                                                     8,867               4,109                  -             12,976

Specific provisions as a percentage of
 gross non-performing advances                        38.9 %              65.2 %            100.0 %             50.7 %

Gross non-performing advances as a
 percentage of gross advances to
 customers  ^ ^                                        2.7 %               6.5 %             30.8 %              3.6 %


Non-performing advances to customers are those advances where full repayment of principal or interest is considered unlikely. Non-performing advances may include advances that are not yet more than three months overdue but are considered doubtful. Advances are classified as non-performing as soon as it becomes apparent that full recovery of the advance is unlikely. Except in certain limited circumstances, all advances on which principal or interest is more than three months overdue are classified as non-performing.

The specific provisions are made after taking into account the value of collateral in respect of such advances.


                                                                       Rest of          Americas/
Figures in HK$m                                  Hong Kong        Asia-Pacific             Europe              Total

Half-year ended 31 December 2002

Bad and doubtful debt charge/(release)                 974                  (3)                 -                971

At 31 December 2002

Advances to customers on which interest is being placed in suspense or on which interest accrual has ceased are as follows:

Gross advances on which interest
 - has been placed in suspense                      11,381               7,321                  -             18,702
 - accrual has ceased                                2,062               1,940                  4              4,006
Gross non-performing advances  ^                    13,443               9,261                  4             22,708

Specific provisions                                 (5,367)             (6,129)                (4)           (11,500)
                                                     8,076               3,132                  -             11,208

Specific provisions as a percentage of
 gross non-performing advances                        39.9 %              66.2 %            100.0 %             50.6 %

Gross non-performing advances as a
 percentage of gross advances to
 customers  ^ ^                                        2.5 %               4.7 %              0.6 %              3.1 %


 ^ Gross non-performing advances to customers are stated after deduction of interest in suspense.

 ^ ^ Expressed as a percentage of gross advances to customers after deduction of interest in suspense.

11. Overdue advances to customers
                                                                        Rest of          Americas/
Figures in HK$m                                     Hong Kong      Asia-Pacific             Europe             Total

At 30 June 2003

Gross advances to customers which have
 been overdue with respect to either
 principal or interest for periods of  ^

 - six months or less but over three months             2,224             1,080                  -             3,304

 - one year or less but over six months                 1,822               927                  -             2,749

 - over one year                                        4,786             3,420                  -             8,206
                                                        8,832             5,427                  -            14,259

Overdue advances to customers as a
 percentage of gross advances to
 customers  ^  ^

 - six months or less but over three months               0.4 %             0.5 %                -               0.4 %

 - one year or less but over six months                   0.3 %             0.4 %                -               0.4 %

 - over one year                                          0.9 %             1.5 %                -               1.0 %
                                                          1.6 %             2.4 %                -               1.8 %


Overdue advances to customers (as above)                8,832             5,427                  -            14,259

Less: overdue advances on which interest
 is still being accrued                                (1,520)             (352)                 -            (1,872)

Add: advances overdue for periods of
 three months or less, or which are not
 yet overdue, and on which interest
 has been placed in suspense:
 - included in rescheduled advances                     4,718               837                  4             5,559
 - other                                                1,935             2,208                  -             4,143

Gross non-performing advances (Note 10)                13,965             8,120                  4            22,089

                                                                         Rest of         Americas/
Figures in HK$m                                      Hong Kong      Asia-Pacific            Europe             Total

At 30 June 2002

Gross advances to customers which have
 been overdue with respect to either
 principal or interest for periods of  ^

 - six months or less but over three months              1,720             1,128                 -             2,848

 - one year or less but over six months                  2,213               656                 -             2,869

 - over one year                                         5,428             5,429                 -            10,857
                                                         9,361             7,213                 -            16,574

Overdue advances to customers as a
 percentage of gross advances to
 customers  ^ ^

 - six months or less but over three months                0.3 %             0.6 %               -               0.4 %

 - one year or less but over six months                    0.4 %             0.4 %               -               0.4 %

 - over one year                                           1.0 %             3.0 %               -               1.5 %
                                                           1.7 %             4.0 %               -               2.3 %


Overdue advances to customers (as above)                 9,361             7,213                 -            16,574

Less: overdue advances on which interest
 is still being accrued                                   (895)             (175)                -            (1,070)

Add: advances overdue for periods of
 three months or less, or which are not
 yet overdue, and on which interest
 has been placed in suspense:
 - included in rescheduled advances                      2,260             1,475                 4             3,739
 - other                                                 3,791             3,279                 -             7,070

Gross non-performing advances (Note 10)                 14,517            11,792                 4            26,313

                                                                        Rest of          Americas/
Figures in HK$m                                     Hong Kong      Asia-Pacific             Europe             Total

At 31 December 2002

Gross advances to customers which have
 been overdue with respect to either
 principal or interest for periods of  ^

 - six months or less but over three months             1,896               680                  -             2,576

 - one year or less but over six months                 1,847             1,018                  -             2,865

 - over one year                                        5,376             4,011                  -             9,387
                                                        9,119             5,709                  -            14,828

Overdue advances to customers as a
 percentage of gross advances to
 customers  ^ ^

 - six months or less but over three months               0.4 %             0.4 %                -               0.3 %

 - one year or less but over six months                   0.3 %             0.5 %                -               0.4 %

 - over one year                                          1.0 %             2.0 %                -               1.3 %
                                                          1.7 %             2.9 %                -               2.0 %


Overdue advances to customers (as above)                9,119             5,709                  -            14,828

Less: overdue advances on which interest
 is still being accrued                                (1,509)             (220)                 -            (1,729)

Add: advances overdue for periods of
 three months or less, or which are not
 yet overdue, and on which interest
 has been placed in suspense:
 - included in rescheduled advances                     4,533             1,121                  4             5,658
 - other                                                1,300             2,651                  -             3,951

Gross non-performing advances (Note 10)                13,443             9,261                  4            22,708


 ^ Gross overdue advances to customers are stated after deduction of interest in suspense.

 ^ ^ Expressed as a percentage of gross advances to customers after deduction of interest in suspense.

12. Rescheduled advances to customers
                                                                         Rest of        Americas/
Figures in HK$m                                       Hong Kong     Asia-Pacific           Europe              Total

At 30 June 2003

Rescheduled advances to customers  ^                      9,202            1,160                4             10,366

Rescheduled advances to customers as a
 percentage of gross advances to
 customers  ^ ^                                             1.7 %            0.5 %           33.3 %              1.3 %

At 30 June 2002

Rescheduled advances to customers  ^                      4,286            1,580                4              5,870

Rescheduled advances to customers as a
 percentage of gross advances to
 customers  ^ ^                                             0.8 %            0.9 %           30.8 %              0.8 %

At 31 December 2002

Rescheduled advances to customers  ^                      6,496            1,373                4              7,873

Rescheduled advances to customers as a
 percentage of gross advances to
 customers  ^ ^                                             1.2 %            0.7 %            0.6 %              1.1 %


Rescheduled advances are those advances which have been restructured or renegotiated because of a deterioration in the financial position of the borrower, or because of the inability of the borrower to meet the original repayment schedule.

Rescheduled advances to customers are stated net of any advances which have subsequently become overdue for over three months and which are included in overdue advances to customers (Note 11).

At 30 June 2003, rescheduled advances to customers were HK$2.5 billion higher compared with 31 December 2002 with increased rescheduled advances to corporate customers in both the bank in Hong Kong and Hang Seng Bank.

 ^  Rescheduled advances are stated after deduction of interest in suspense.

 ^ ^ Expressed as a percentage of gross advances to customers after deduction of interest in suspense.


Additional Information (continued)

13. Analysis of advances to customers based on categories used by the HSBC Group

The following analysis of advances to customers is based on categories used by the HSBC Group, including The Hongkong and Shanghai Banking Corporation Limited and its subsidiary companies, to manage associated risks.


                                                                        Rest of         Americas/
Figures in HK$m                                  Hong Kong         Asia-Pacific            Europe             Total

At 30Jun03

Residential mortgages                              183,028               64,640                 -           247,668

Hong Kong SAR Government's Home
 Ownership Scheme and Private Sector
 Participation Scheme and Tenants
 Purchase Scheme mortgages                          52,908                    -                 -            52,908

Other personal                                      39,315               25,359                 8            64,682
Total personal                                     275,251               89,999                 8           365,258

Commercial, industrial and
 international trade                                84,768               64,185                 -           148,953

Commercial real estate                              63,404               20,109                 4            83,517

Other property-related lending                      39,809                8,034                 -            47,843

Government                                           3,616                4,512                 -             8,128

Other commercial                                    55,642               31,742                 -            87,384
Total corporate and commercial                     247,239              128,582                 4           375,825

Non-bank financial institutions                     26,564                7,518                 -            34,082

Settlement accounts                                  3,529                2,775                 -             6,304
Total financial                                     30,093               10,293                 -            40,386

Gross advances to customers                        552,583              228,874                12           781,469

Suspended interest                                    (733)                (535)                -            (1,268)

Gross advances to customers
 net of suspended interest                         551,850              228,339                12           780,201

Provisions for bad and doubtful debts               (9,335)              (6,051)               (4)          (15,390)

Net advances to customers                          542,515              222,288                 8           764,811


                                                                        Rest of         Americas/
Figures in HK$m                                   Hong Kong        Asia-Pacific            Europe             Total

At 30Jun02

Residential mortgages                              185,393               40,285                 -           225,678

Hong Kong SAR Government's Home
 Ownership Scheme and Private Sector
 Participation Scheme and Tenants
 Purchase Scheme mortgages                          59,135                    -                 -            59,135

Other personal                                      41,167               19,693                 9            60,869
Total personal                                     285,695               59,978                 9           345,682

Commercial, industrial and
 international trade                                78,735               58,747                 -           137,482

Commercial real estate                              64,527               16,236                 4            80,767

Other property-related lending                      39,236                7,892                 -            47,128

Government                                           4,914                4,192                 -             9,106

Other commercial                                    51,397               29,587                 -            80,984
Total corporate and commercial                     238,809              116,654                 4           355,467

Non-bank financial institutions                     16,458                5,279                 -            21,737

Settlement accounts                                  4,903                  829                 -             5,732
Total financial                                     21,361                6,108                 -            27,469

Gross advances to customers                        545,865              182,740                13           728,618

Suspended interest                                  (1,290)                (744)                -            (2,034)

Gross advances to customers
 net of suspended interest                         544,575              181,996                13           726,584

Provisions for bad and doubtful debts               (9,918)              (8,377)               (4)          (18,299)

Net advances to customers                          534,657              173,619                 9           708,285


                                                                        Rest of         Americas/
Figures in HK$m                                  Hong Kong         Asia-Pacific            Europe             Total

At 31Dec02

Residential mortgages                              185,439               46,017                 -           231,456

Hong Kong SAR Government's Home
 Ownership Scheme and Private Sector
 Participation Scheme and Tenants
 Purchase Scheme mortgages                          56,576                    -                 -            56,576

Other personal                                      41,448               21,643                11            63,102
Total personal                                     283,463               67,660                11           351,134

Commercial, industrial and
 international trade                                79,330               64,504               664           144,498

Commercial real estate                              65,009               18,290                 4            83,303

Other property-related lending                      37,468                6,074                 -            43,542

Government                                           5,610                3,963                 -             9,573

Other commercial                                    51,560               31,306                 -            82,866
Total corporate and commercial                     238,977              124,137               668           363,782

Non-bank financial institutions                     16,027                5,626                 -            21,653

Settlement accounts                                  1,838                  581                 -             2,419
Total financial                                     17,865                6,207                 -            24,072

Gross advances to customers                        540,305              198,004               679           738,988

Suspended interest                                    (904)                (571)                -            (1,475)

Gross advances to customers
net of suspended interest                          539,401              197,433               679           737,513

Provisions for bad and doubtful debts               (8,882)              (6,852)               (4)          (15,738)

Net advances to customers                          530,519              190,581               675           721,775


Advances to customers increased by HK$43.0 billion, or 6.0 per cent, since December 2002.

Advances in Hong Kong grew by HK$12.0 billion, or 2.3 per cent, since the end of 2002 against a background of continued subdued loan demand. In the bank in Hong Kong, advances to customers grew by HK$10.4 billion, or 3.4 per cent during the first half of 2003, with increases in lending relating to stock borrowing, other property-related lending and trade finance partially offset by a reduction in personal lending. Advances in Hang Seng Bank grew by 0.7 per cent since December 2002, with an increase in corporate and commercial loans mainly in lending to financial public sector entities engaged in financing activities and trade finance. There was a reduction in personal lending, principally due to the continued decline in lending under the GHOS, in both Hang Seng Bank and the bank in Hong Kong, following the suspension of the sale of new flats under this scheme in the second half of 2001.

In the rest of the Asia-Pacific region, advances to customers increased by HK$31.7 billion, or 16.6 per cent, since the end of 2002. At constant exchange rates the increase was HK$22.4 billion or 11.8 per cent. Excluding the effect of the weaker Hong Kong dollar, there has been an increase of HK$18.1 billion, or
27.2 per cent, since December 2002 in personal lending as a result of the growth in the personal financial services business in a number of countries. Mortgage portfolios in particular have grown by HK$13.8 billion, or 30.0 per cent, at constant exchange rates, with a marked increase in the bank in New Zealand reflecting the acquisition of a mortgage portfolio from AMP Bank. Mortgage lending also increased in the bank in Korea, Singapore, India and HSBC Bank Australia. Card lending has increased by 6.1 per cent at constant exchange rates since the end of 2002 with increases in HSBC Bank Australia, the bank in Thailand and Indonesia. Commercial lending rose 3.9 per cent, at constant exchange rates, compared with the end of 2002 with increases in the bank in Mauritius and HSBC Bank Australia which included the acquisition of a trade finance portfolio from State Street Bank in July 2002. Lending by the Corporate, Investment Banking and Markets business rose mainly due to increased corporate lending in the bank in China, Japan and India partly offset by a reduction in New Zealand.

14. Analysis of advances to customers by geographical area according to the location of counterparties, after risk transfer


                                                                       Rest of       Americas/
Figures in HK$m                                   Hong Kong       Asia-Pacific          Europe       Others        Total

At 30Jun03
Gross advances to customers, net of
 suspended interest                                 497,820            223,933          54,821        3,627      780,201
Overdue advances to customers                         8,735              5,032             486            6       14,259
Non-performing advances to customers                 12,530              7,802           1,751            6       22,089

At 30Jun02

Gross advances to customers, net of
 suspended interest                                 501,864            166,079          55,545        3,096      726,584
Overdue advances to customers                         8,678              6,856           1,026           14       16,574
Non-performing advances to customers                 12,774             11,083           2,440           16       26,313

At 31Dec02

Gross advances to customers, net of
 suspended interest                                 497,925            178,002          58,405        3,181      737,513
Overdue advances to customers                         8,497              5,749             575            7       14,828
Non-performing advances to customers                 11,777              8,961           1,952           18       22,708



15. Analysis of advances to customers by industry sector based on categories and definitions used by the Hong Kong Monetary Authority ('HKMA')

The following analysis of advances to customers is based on the categories contained in the 'Quarterly Analysis of Loans and Advances and Provisions' return required to be submitted to the HKMA by branches of the bank and by banking subsidiary companies in Hong Kong and is shown net of suspended interest.


Figures in HK$m                                            At 30Jun03              At 30Jun02             At 31Dec02

Gross advances to customers for use
 in Hong Kong
Industrial, commercial and financial
Property development                                           38,230                  43,260                 42,845
Property investment                                            73,721                  68,834                 69,499
Financial concerns                                             11,157                  10,456                  9,813
Stockbrokers                                                      573                     773                    693
Wholesale and retail trade                                     27,119                  24,881                 25,602
Manufacturing                                                   9,132                   9,048                  8,622
Transport and transport equipment                              29,630                  29,561                 30,810
Others                                                         44,355                  48,730                 43,042
                                                              233,917                 235,543                230,926

Individuals
Advances for the purchase of flats under the
 Hong Kong SAR Government's Home
 Ownership Scheme and Private Sector
 Participation and Tenants Purchase Scheme                     52,908                  59,130                 56,576
Advances for the purchase of other
 residential properties                                       168,182                 169,236                169,836
Credit card advances                                           18,605                  17,956                 19,696
Others                                                         19,159                  21,934                 20,700
                                                              258,854                 268,256                266,808


Figures in HK$m                                           At 30Jun03              At 30Jun02              At 31Dec02

Gross advances to customers for use
 in Hong Kong                                                 492,771                503,799                 497,734

Trade finance                                                  37,120                 34,639                  35,096

Gross advances to customers for use outside
 Hong Kong made by branches of the bank
 and subsidiary companies in Hong Kong                         21,959                  6,137                   6,571

Gross advances to customers made by
 branches of the bank and subsidiary
 companies in Hong Kong                                       551,850                544,575                 539,401

Gross advances to customers made by
 branches of the bank and subsidiary
 companies outside Hong Kong
 - rest of Asia-Pacific                                       228,339                181,996                 197,433
 - Americas/Europe                                                 12                     13                     679

Gross advances to customers net of
 suspended interest                                           780,201                726,584                 737,513



An explanation of the significant differences between the categories of advances and their definitions used by the HSBC Group and those used by the HKMA is given on pages 16-17 of the Annual Report and Accounts for 2002.

16. Current, savings and other deposits
Figures in HK$m                                               At 30Jun03              At 30Jun02              At 31Dec02

 - Current accounts                                              160,969                 134,636                 150,749
 - Savings accounts                                              572,386                 504,175                 528,231
 - Other deposit accounts                                        710,504                 706,756                 710,563

Customer accounts                                              1,443,859               1,345,567               1,389,543

Certificates of deposit in issue                                  89,323                  63,000                  74,380
Other debt securities in issue                                    15,685                  10,509                   9,616

                                                               1,548,867               1,419,076               1,473,539

Customer accounts in total increased by HK$54.3 billion, or 3.9 per cent, since the end of 2002.

In Hong Kong, customer accounts in total increased by HK$22.2 billion, or 2.0 per cent, since the end of 2002. Personal account balances grew by HK$12.4 billion, or 1.5 per cent, compared to 31 December 2002 while there was a further movement of funds from time deposits to current and savings accounts in both banks as customers preferred liquidity in an uncertain and low interest rate environment. Deposits from commercial and corporate banking businesses rose by
2.6 per cent mainly in Hang Seng Bank.

In the rest of the Asia-Pacific region, customer accounts increased by HK$32.0 billion, or 11.4 per cent, since the end of 2002. At constant exchange rates the increase was HK$25.1 billion or 8.9 per cent. Deposits from personal customers grew by 5.3 per cent at constant exchange rates since the end of 2002 with strong growth in the bank in New Zealand following the acquisition of a deposit portfolio from AMP Bank, and in China. In addition, there were increases in the bank in India and HSBC Bank Australia. Customer deposits from commercial and corporate banking businesses increased by 6.8 per cent at constant exchange rates, with increases in the bank in Japan, Brunei, India, China and HSBC Bank Australia.

The increase in certificates of deposit in issue compared with December 2002 was mainly in the bank in Hong Kong and related to wealth management products launched by the group.

The group's advances-to-deposits ratio improved to 49.4 per cent at 30 June 2003 from 49.0 per cent at 31 December 2002.

17. Cross-border exposure

The country risk exposures shown below are prepared in accordance with the Bank of England Country Exposure Report (Form C1) and the HKMA Return of Cross-Border Claims (MA(BS)9) guidelines.

Cross-border claims are on-balance sheet exposures to counterparties based on the location of the counterparties after taking into account the transfer of risk.

The tables show claims on individual countries or areas, after risk transfer, amounting to 10 per cent or more of the aggregate cross-border claims.

Cross-border risk is controlled centrally through a well-developed system of country limits and is frequently reviewed to avoid concentration of transfer, economic or political risk.


                                                 Banks and
                                                     other             Public
                                                 financial             sector
Figures in HK$m                               institutions           entities              Other              Total

At 30Jun03

Americas
United States                                       18,999             59,066             20,732             98,797
Other                                               41,562             21,409             17,607             80,578
                                                    60,561             80,475             38,339            179,375
Europe
United Kingdom                                      55,012                 16             23,181             78,209
Other                                              229,071              3,732             26,529            259,332
                                                   284,083              3,748             49,710            337,541

Asia-Pacific excluding Hong Kong                    98,008             41,838             71,347            211,193

At 30Jun02

Americas
United States                                       19,527             46,078             22,558             88,163
Other                                               31,105             14,590             19,022             64,717
                                                    50,632             60,668             41,580            152,880
Europe
Germany                                             72,687              1,873              3,909             78,469
Other                                              173,599              3,519             42,491            219,609
                                                   246,286              5,392             46,400            298,078

Asia-Pacific excluding Hong Kong                    83,810             52,699             54,183            190,692

                                                 Banks and
                                                     other             Public
                                                 financial             sector
Figures in HK$m                               institutions           entities              Other              Total

At 31Dec02

Americas
United States                                       19,273             47,023             27,185             93,481
Other                                               32,788             18,052             16,975             67,815
                                                    52,061             65,075             44,160            161,296

Europe
United Kingdom                                      66,441                  -             24,222             90,663
Other                                              205,331              6,182             25,357            236,870
                                                   271,772              6,182             49,579            327,533

Asia-Pacific excluding Hong Kong                   106,014             44,570             52,811            203,395



18. Reserves

Figures in HK$m                                              At 30Jun03              At 30Jun02             At 31Dec02

Share premium account                                             3,895                   3,895                  3,895

Revaluation reserves
 - Premises revaluation reserve                                   5,284                   7,413                  6,613
 - Investment properties revaluation reserve                      1,765                   2,138                  1,973
 - Long-term equity investments revaluation
 reserve                                                            863                   1,765                  1,261
                                                                  7,912                  11,316                  9,847
Retained profits                                                 34,992                  25,842                 28,952
                                                                 46,799                  41,053                 42,694

19. Contingent liabilities, commitments and derivatives
                                                                                          Credit               Risk-
                                                                   Contract           equivalent            weighted
Figures in HK$m                                                      amount               amount              amount

At 30Jun03

Contingent liabilities
 - Acceptances and endorsements                                      17,300                3,934               3,849
 - Guarantees                                                       109,466               96,680              33,562
 - Other                                                                 79                   79                  79
                                                                    126,845              100,693              37,490
Commitments
 - Documentary credits and short-term
 trade-related transactions                                          46,065               12,251               8,949
 - Forward asset purchases and forward forward
 deposits placed                                                      2,576                2,576                 518
 - Undrawn note issuing and revolving
 underwriting facilities                                              3,182                1,591               1,591
 - Undrawn formal standby facilities, credit lines
 and other commitments:
 - one year and over                                                 57,753               28,877              25,698
 - under one year                                                   540,783                    -                   -
                                                                    650,359               45,295              36,756
Exchange rate contracts
 - Spot and forward foreign exchange                              2,219,544               37,160               8,740
 - Other exchange rate contracts                                    629,793               25,873               7,283
                                                                  2,849,337               63,033              16,023
Interest rate contracts
 - Interest rate swaps                                            2,256,119               53,507              13,408
 - Other interest rate contracts                                    831,780                1,729                 447
                                                                  3,087,899               55,236              13,855

Other derivative contracts                                           14,860                4,465               2,633

Impact of counterparty netting agreements on
 derivatives' exposure                                                    -              (45,535)             (9,387)


                                                                                          Credit               Risk-
                                                                   Contract           equivalent            weighted
Figures in HK$m                                                      amount               amount              amount

At 30Jun02

Contingent liabilities
 - Acceptances and endorsements                                      13,429                2,906               2,811
 - Guarantees                                                        88,242               75,771              36,687
 - Other                                                                 64                   64                  64
                                                                    101,735               78,741              39,562
Commitments
 - Documentary credits and short-term
 trade-related transactions                                          43,606               10,486               8,570
 - Forward asset purchases and forward forward
 deposits placed                                                          5                    5                   5
 - Undrawn note issuing and revolving
 underwriting facilities                                                  -                    -                   -
 - Undrawn formal standby facilities, credit lines
 and other commitments:
 - one year and over                                                 45,557               22,778              21,408
 - under one year                                                   482,535                    -                   -
                                                                    571,703               33,269              29,983
Exchange rate contracts
 - Spot and forward foreign exchange                              1,929,757               41,602               9,851
 - Other exchange rate contracts                                    419,708               18,799               5,512
                                                                  2,349,465               60,401              15,363
Interest rate contracts
 - Interest rate swaps                                            1,566,882               30,970               7,518
 - Other interest rate contracts                                    603,692                1,089                 302
                                                                  2,170,574               32,059               7,820

Other derivative contracts                                            7,006                2,489               1,253

Impact of counterparty netting agreements on
 derivatives' exposure                                                    -              (40,253)             (8,194)

                                                                                          Credit               Risk-
                                                                   Contract           equivalent            weighted
Figures in HK$m                                                      amount               amount              amount

At 31Dec02
Contingent liabilities
 - Acceptances and endorsements                                      16,829                3,773               3,522
 - Guarantees                                                        96,698               84,467              35,279
 - Other                                                                 29                   29                  29
                                                                    113,556               88,269              38,830
Commitments
 - Documentary credits and short-term
 trade-related transactions                                          40,214               10,515               7,837
 - Forward asset purchases and forward forward
 deposits placed                                                      9,683                9,683               1,939
 - Undrawn formal standby facilities, credit lines
 and other commitments:
  - one year and over                                                51,694               25,847              23,696
  - under one year                                                  500,801                    -                   -
                                                                    602,392               46,045              33,472
Exchange rate contracts
 - Spot and forward foreign exchange                              1,840,129               36,126               8,634
 - Other exchange rate contracts                                    435,160               19,512               5,534
                                                                  2,275,289               55,638              14,168
Interest rate contracts
 - Interest rate swaps                                            1,951,825               46,198              11,489
 - Other interest rate contracts                                    809,638                3,313                 749
                                                                  2,761,463               49,511              12,238

Other derivative contracts                                            8,231                2,893               1,690

Impact of counterparty netting agreements on
 derivatives' exposure                                                    -              (45,483)             (9,339)



The tables above give the nominal contract amounts, credit equivalent amounts and risk-weighted amounts of off-balance sheet transactions. The credit equivalent amounts are calculated for the purposes of deriving the risk-weighted amounts. These are assessed in accordance with the Third Schedule of the Hong Kong Banking Ordinance on capital adequacy and depend on the status of the counterparty and the maturity characteristics. The risk weights used range from 0 per cent to 100 per cent for contingent liabilities and commitments, from 0 per cent to 50 per cent for exchange rate and interest rate contracts, and from 0 per cent to 100 per cent for other derivative contracts. The group has executed close-out netting agreements with certain counterparties, which allow for positive and negative mark-to-market values on different transactions to be offset and settled by a single payment in the event of default by either party. These have been taken into account in calculating total risk assets.

Contingent liabilities and commitments are credit-related instruments which include acceptances, letters of credit, guarantees and commitments to extend credit. The contract amounts represent the amounts at risk should the contract be fully drawn upon and the client default. Since a significant portion of guarantees and commitments is expected to expire without being drawn upon, the total of the contract amounts is not representative of future liquidity requirements.

Derivatives arise from futures, forward, swap and option transactions undertaken by the group in the foreign exchange, interest rate and equity markets. The contract amounts of these instruments indicate the volume of transactions outstanding at the balance sheet date; they do not represent amounts at risk.


Replacement cost of contracts

Figures in HK$m                                     At 30Jun03              At 30Jun02           At 31Dec02

Exchange rate contracts                                 27,338                  35,105               27,319
Interest rate contracts                                 46,952                  27,272               42,034
Other derivative contracts                                 379                     230                  236
                                                        74,669                  62,607               69,589
Less: netting adjustments                              (33,146)                (29,354)             (33,522)
    cash collateral received                            (4,973)                   (264)              (2,585)
                                                        36,550                  32,989               33,482


The replacement cost of contracts represents the mark-to-market assets on all contracts with a positive value, i.e. an asset to the group. This comprises the mark-to-market assets on contracts with third parties and fellow subsidiary companies included in the balance sheet in 'Other assets', and on accrual accounted contracts which are not marked-to-market in the balance sheet.

Replacement cost is a close approximation of the credit risk for these contracts as at the balance sheet date. The actual credit risk is measured internally as the sum of positive mark-to-market values and an estimate for the future fluctuation risk, using a future risk factor.

The netting adjustments represent amounts where the group has in place legally enforceable rights of offset with individual counterparties where there is a right to offset the gross amount of positive mark-to-market assets with any negative mark-to-market liabilities with the same customer. These offsets are recognised by the Hong Kong Monetary Authority in the calculation of risk assets for the capital adequacy ratio. Cash collateral received represents amounts specifically held against identifiable transactions which meet the offset criteria.

20. Foreign exchange exposure

The group had the following structural foreign currency exposures which exceeded 10 per cent of the net structural foreign currency exposure in all currencies:


Figures in HK$m                                                                    Net structural position

At 30Jun03

India rupee                                                                                          3,721
Singapore dollar                                                                                     3,941
United States dollar                                                                               (40,009)

At 30Jun02

Singapore dollar                                                                                     3,547
United States dollar                                                                               (40,271)

At 31Dec02

Singapore dollar                                                                                     3,491
United States dollar                                                                               (39,949)


The group's US dollar non-structural foreign currency position exceeded 10 per cent of the group's net foreign currency non-structural positions in all currencies and was made up as follows:

                                                                 US$ non-structural position

Figures in HK$m                                     At 30Jun03             At 30Jun02            At 31Dec02

Spot assets                                            849,116                853,392               857,174
Spot liabilities                                      (841,137)              (807,967)             (798,744)
Forward purchases                                    1,421,153              1,117,718             1,117,731
Forward sales                                       (1,319,593)            (1,088,830)           (1,071,448)
Net options position                                         -                   (377)                  (35)
                                                       109,539                 73,936               104,678


21. Reconciliation of operating profit to cash generated from operations

                                                                          Half-year ended          Half-year ended
Figures in HK$m                                                                   30Jun03                  30Jun02

Operating profit                                                                  16,747                    16,851
Net interest income                                                              (19,520)                  (19,716)
Dividend income                                                                     (128)                      (90)
Depreciation and amortisation                                                      1,042                     1,030
Provisions for bad and doubtful debts                                              2,413                     1,280
Advances written off net of recoveries                                            (2,859)                   (3,605)
Other provisions for liabilities and charges                                         458                       333
Provisions utilised                                                                 (192)                     (243)
Interest received                                                                 21,952                    24,205
Interest paid                                                                     (8,013)                   (9,760)
Net cash inflow from trading activities                                           11,900                    10,285

Change in treasury bills with original term to maturity
 of more than three months                                                         3,976                   (12,935)
Change in placings with banks maturing after
 one month                                                                       (15,116)                    9,439
Change in certificates of deposit with original term to
 maturity of more than three months                                               (1,606)                   (9,055)
Change in securities held for dealing purposes                                     7,702                   (12,362)
Change in advances to customers                                                  (35,642)                  (31,546)
Change in amounts due from fellow subsidiary
 companies                                                                       (19,629)                   (2,000)
Change in other assets                                                           (31,579)                   (9,297)
Change in current, savings and other deposit accounts                             75,328                    40,957
Change in deposits by banks                                                       14,260                    (5,748)
Change in amounts due to fellow subsidiary companies                               4,601                      (459)
Change in amounts due to ultimate holding company                                    255                       107
Change in other liabilities                                                       15,663                    17,718
Exchange adjustments                                                                 823                       893
Cash generated from /(used in) operations                                         30,936                    (4,003)


22. Analysis of cash and cash equivalents
a. Changes in cash and cash equivalents during the period

                                                                         Half-year ended         Half-year ended
Figures in HK$m                                                                  30Jun03                 30Jun02

Balance at beginning of period                                                   266,407                 314,206
Net cash inflow/(outflow) before the effect of
 foreign exchange movements                                                          965                 (39,597)
Effect of foreign exchange movements                                               2,953                   5,338
Balance at end of period                                                         270,325                 279,947

b. Analysis of balances of cash and cash equivalents as classified in the consolidated balance sheet

                                                                         Half-year ended         Half-year ended
                                                                                 30 June                 30 June
Figures in HK$m                                                                     2003                    2002

Cash in hand and current balances with banks                                      52,635                  29,434
Placings with banks                                                              175,464                 187,351
Treasury bills                                                                    41,934                  61,844
Certificates of deposit                                                              292                   1,318
                                                                                 270,325                 279,947

c. Analysis of net outflow of cash and cash equivalents in respect of acquisition of and increased shareholding in subsidiary companies

                                                                         Half-year ended         Half-year ended
Figures in HK$m                                                                  30Jun03                 30Jun02

Cash consideration                                                                  (694)                   (183)
Cash and cash equivalents acquired                                                    38                       7
                                                                                    (656)                   (176)

d. Analysis of net flow of cash and cash equivalents in respect of sale of subsidiary companies

                                                                         Half-year ended         Half-year ended
Figures in HK$m                                                                  30Jun03                 30Jun02

Sale proceeds                                                                          -                       1
Cash and cash equivalents transferred                                                  -                      (1)
                                                                                       -                       -

23. Segmental analysis

The allocation of earnings reflects the benefits of shareholders' funds to the extent that these are actually allocated to businesses in the segment by way of intra-group capital and funding structures. Common costs are included in segments on the basis of the actual recharges made. Geographical information has been classified by the location of the principal operations of the subsidiary company or, in the case of the bank, by the location of the branch responsible for reporting the results or advancing the funds. Due to the nature of the group structure, the analysis of profits shown below includes intra-group items between geographical regions.


Profit and loss account:
                                                                       Rest of           Americas/
Figures in HK$m                                  Hong Kong        Asia-Pacific              Europe              Total

Half-year ended 30Jun03

Interest income                                     20,456               8,603                 353             29,412
Interest expense                                    (5,252)             (4,336)               (304)            (9,892)
Net interest income                                 15,204               4,267                  49             19,520
Dividend income                                        116                   8                   4                128
Fees and commissions receivable                      5,398               2,218                   4              7,620
Fees and commissions payable                          (697)               (549)                (26)            (1,272)
Dealing profits                                      1,110               1,169                  (1)             2,278
Rental income from investment
 properties                                            109                   -                   -                109
Other                                                2,055                 327                   -              2,382
Operating income                                    23,295               7,440                  30             30,765
Operating expenses                                  (7,609)             (3,918)                (15)           (11,542)
Operating profit before provisions                  15,686               3,522                  15             19,223
Provisions for bad and doubtful debts               (2,355)                (90)                 32             (2,413)
Provisions for contingent liabilities
 and commitments                                       (22)                (41)                  -                (63)
Operating profit                                    13,309               3,391                  47             16,747
Profit on tangible fixed assets and
 long-term investments                                 489                 103                 125                717
Deficit on property revaluation                       (322)                  -                   -               (322)
Share of profits less losses of
 associated companies                                   51                   -                   -                 51
Profit on ordinary activities before tax            13,527               3,494                 172             17,193
Tax on profit on ordinary activities                (1,810)             (1,044)                (13)            (2,867)
Profit on ordinary activities after tax             11,717               2,450                 159             14,326
Minority interests                                  (1,902)                  -                   -             (1,902)
Profit attributable to shareholders                  9,815               2,450                 159             12,424

Profit and loss account:
                                                                       Rest of           Americas/
Figures in HK$m                                  Hong Kong        Asia-Pacific              Europe              Total

Half-year ended 30Jun02

Interest income                                     22,465               7,995                 236             30,696
Interest expense                                    (6,743)             (4,037)               (200)           (10,980)
Net interest income                                 15,722               3,958                  36             19,716
Dividend income                                         81                   6                   3                 90
Fees and commissions receivable                      5,204               2,107                   2              7,313
Fees and commissions payable                          (731)               (549)                 (3)            (1,283)
Dealing profits                                        266                 900                   -              1,166
Rental income from investment
 properties                                            120                   1                   -                121
Other                                                1,703                 156                   -              1,859
Operating income                                    22,365               6,579                  38             28,982
Operating expenses                                  (7,481)             (3,449)                (20)           (10,950)
Operating profit before provisions                  14,884               3,130                  18             18,032
Provisions for bad and doubtful debts                 (947)               (333)                  -             (1,280)
Provisions for contingent liabilities
 and commitments                                        32                  67                   -                 99
Operating profit                                    13,969               2,864                  18             16,851
Profit on tangible fixed assets and
 long-term investments                                 301                  25                   -                326
Deficit on property revaluation                          -                   -                   -                  -
Share of profits less losses of
 associated companies                                   63                   -                   -                 63
Profit on ordinary activities before tax            14,333               2,889                  18             17,240
Tax on profit on ordinary activities                (1,990)               (870)                 (4)            (2,864)
Profit on ordinary activities after tax             12,343               2,019                  14             14,376
Minority interests                                  (1,971)                 (1)                  -             (1,972)
Profit attributable to shareholders                 10,372               2,018                  14             12,404

Profit and loss account:
                                                                       Rest of           Americas/
Figures in HK$m                                  Hong Kong        Asia-Pacific              Europe              Total

Half-year ended 31Dec02

Interest income                                     22,354               8,473                 285             31,112
Interest expense                                    (6,571)             (4,362)               (250)           (11,183)
Net interest income                                 15,783               4,111                  35             19,929
Dividend income                                        117                   7                   -                124
Fees and commissions receivable                      5,476               2,206                   5              7,687
Fees and commissions payable                          (702)               (533)                (12)            (1,247)
Dealing profits                                        409                 907                  (1)             1,315
Rental income from investment
 Properties                                            118                   -                   -                118
Other                                                1,930                 237                   -              2,167
Operating income                                    23,131               6,935                  27             30,093
Operating expenses                                  (8,349)             (3,944)                (11)           (12,304)
Operating profit before provisions                  14,782               2,991                  16             17,789
Provisions for bad and doubtful debts                 (974)                  3                   -               (971)
Provisions for contingent liabilities
 and commitments                                      (138)                 39                   -                (99)
Operating profit                                    13,670               3,033                  16             16,719
Profit on tangible fixed assets
 and long-term investments                              74                 (23)                  -                 51
Surplus/(deficit) on property
 revaluation                                          (385)                 14                   -               (371)
Share of profits less losses of
 associated companies                                   22                   -                   -                 22
Profit on ordinary activities before tax            13,381               3,024                  16             16,421
Tax on profit on ordinary activities                (1,226)               (640)                 (4)            (1,870)
Profit on ordinary activities after tax             12,155               2,384                  12             14,551
Minority interests                                  (1,786)                 (2)                  -             (1,788)
Profit attributable to shareholders                 10,369               2,382                  12             12,763


Interest income and interest expense for the first half of 2003 include intra-group interest of HK$1,259 million (first half of 2002: HK$1,269 million; second half of 2002: HK$1,345 million). Fees and commissions receivable and fees and commissions payable for the first half of 2003 include intra-group fees of HK$87 million (first half of 2002: HK$60 million; second half of 2002: HK$68 million). Other operating income and operating expenses for the first half of 2003 include intra-group items of HK$459 million (first half of 2002: HK$298 million; second half of 2002: HK$461 million).

24. Capital adequacy

The table below sets out an analysis of regulatory capital and capital adequacy ratios for the group.


Figures in HK$m                                            At 30Jun03             At 30Jun02 ^           At 31Dec02 ^

Composition of capital

Tier 1:
Shareholders' funds                                            97,863                   93,226                 92,444
Less: proposed dividends                                       (3,200)                  (6,000)                (3,500)
    property revaluation reserves                              (7,049)                 (12,043)               (10,240)
    long-term equity investments
    revaluation reserves                                         (863)                  (1,815)                (1,290)
    term preference shares                                     (3,899)                  (3,899)                (3,899)
    goodwill                                                     (886)                    (668)                  (633)
Minority interests  ^ ^                                        15,818                   15,595                 14,423
Total qualifying tier 1 capital                                97,784                   84,396                 87,305

Tier 2:
Property revaluation reserves (@70%)  ^ ^ ^                     4,934                    7,977                  7,168
Long-term equity investments revaluation
 reserve (@70%)                                                   604                    1,270                    904
General provisions                                              4,388                    4,962                  4,238
Perpetual subordinated debt                                     9,358                   12,285                 12,282
Term subordinated debt                                          2,831                    3,231                  2,632
Term preference shares                                          3,899                    3,899                  3,899
Total qualifying tier 2 capital                                26,014                   33,624                 31,123

Investments in associated companies                            (1,764)                  (1,539)                (1,499)
Investments in unconsolidated subsidiary
 companies                                                     (3,943)                  (2,463)                (2,766)
Investments in other banks                                       (498)                    (498)                  (559)
Total capital                                                 117,593                  113,520                113,604

Risk-weighted assets                                          926,444                  866,638                895,496


 ^ Prior year comparatives have not been restated on adoption of SSAP 12.

 ^ ^ After deduction of minority interests in unconsolidated subsidiary companies.

 ^ ^ ^  Balance at 30 June 2002 was capped at 31 December 1998 amount.

The group's capital adequacy ratios adjusted for market risks calculated in accordance with the Hong Kong Monetary Authority Guideline on 'Maintenance of Adequate Capital Against Market Risks' are as follows:


                                                  At 30Jun03              At 30Jun02             At 31Dec02

Total capital                                           12.7 %                  13.1 %                 12.7 %

Tier 1 capital                                          10.6 %                   9.7 %                  9.8 %

The group's capital adequacy ratios calculated in accordance with the provisions of the Third Schedule of the Banking Ordinance which does not take into account market risk are as follows:

Total capital                                           12.3 %                  12.8 %                 12.4 %

Tier 1 capital                                          10.2 %                   9.5 %                  9.5 %


25. Liquidity ratio

The Hong Kong Banking Ordinance requires banks operating in Hong Kong to maintain a minimum liquidity ratio, calculated in accordance with the provisions of the Fourth Schedule of the Hong Kong Banking Ordinance, of 25 per cent. This requirement applies separately to the Hong Kong branches of the bank and to those subsidiary companies which are Authorised Institutions under the Banking Ordinance in Hong Kong.


                                            Half-year ended          Half-year ended           Half-year ended
                                                    30Jun03                  30Jun02                   31Dec02

The average liquidity ratio for the
 period was as follows:

Hong Kong branches of the bank                         50.8 %                   50.8 %                    51.4 %


26. Property revaluation

The group's premises and investment properties in Hong Kong were revalued as at 30 June 2003. The basis of the valuation for premises was open market value for existing use or, in the case of one specialised building, depreciated replacement cost. The basis of the valuation for investment properties was open market value. The bases of valuation are unchanged from those used at 31 December 2002.

Premises and investment properties in the Hong Kong SAR, which represent 86.5 per cent by carrying value of the group's total properties excluding rented property improvements at 30 June 2003, were valued by Chesterton Petty Limited. The valuations were carried out by independent qualified valuers who are members of the Hong Kong Institute of Surveyors. Management considered that there had either been no material changes in the values of the properties in the other 13 countries since 30 September 2002, when the properties were last revalued or reviewed, or that the values of the properties were not material.

The property revaluation has resulted in a decrease in the group's revaluation reserves of HK$1,335 million, net of deferred taxation of HK$279 million, as at 30 June 2003 and a debit to the profit and loss account of HK$322 million in respect of properties where the valuation is below depreciated historical cost.

27. Accounting policies

The accounting policies adopted are consistent with those described in the Annual Report and Accounts for 2002 except for the accounting and disclosure for deferred taxes which have been amended in accordance with Hong Kong Statement of Standard Accounting Practice 12 ('SSAP 12') (Revised) on 'Income taxes'.

In the current period, the group has adopted SSAP 12 (Revised). The principal effect of the implementation of SSAP 12 (Revised) is in relation to deferred tax. In previous years, partial provision was made for deferred tax using the income statement liability method, that is, a liability was recognised in respect of timing differences arising, except where those timing differences were not expected to reverse in the foreseeable future. SSAP 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognised in respect of all temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exceptions. In the absence of any specific transitional requirements in SSAP 12 (Revised), the new accounting policy has been applied retrospectively. Comparative amounts for 2002 have been restated as follows:


Profit and loss account
                                                                  Tax on profit
                                                                    on ordinary                   Minority
Figures in HK$m                                                      activities                  interests

Half-year ended Jun02
Under previous policy                                                     2,510                      1,977
Adoption of SSAP 12                                                         354                         (5)
Under new policy                                                          2,864                      1,972

Half-year ended Dec02
Under previous policy                                                     1,514                      1,805
Adoption of SSAP 12                                                         356                        (17)
Under new policy                                                          1,870                      1,788


Consolidated balance sheet
                                                                                                            Investment
                                                                                                                    in
                                                     Other       Minority   Revaluation        Retained     associated
Figures in HK$m               Other assets     liabilities      interests        reserves       profits      companies

At 30Jun02
Under previous policy              101,565         141,074         17,503          13,858        24,527          1,539
Adoption of SSAP 12                  1,965           3,374           (201)         (2,542)        1,315            (19)
Under new policy                   103,530         144,448         17,302          11,316        25,842          1,520

At 31Dec02
Under previous policy              106,606         135,516         17,241          11,530        28,579          1,499
Adoption of SSAP12                     976           2,467           (181)         (1,683)          373              -
Under new policy                   107,582         137,983         17,060           9,847        28,952          1,499

Figures in HK$m                                         Deferred tax assets         Deferred tax liabilities

At 30Jun03                                                            1,392                            2,983

At 30Jun02                                                            2,098                            4,123

At 31Dec02                                                            1,305                            3,191


28. Comparative figures

Certain comparative figures have been reclassified to conform with the current period's presentation.

29. Statutory accounts

The information in this news release is not audited and does not constitute statutory accounts.

Certain financial information in this news release is extracted from the statutory accounts for the year ended 31 December 2002 which have been delivered to the Registrar of Companies and the Hong Kong Monetary Authority. The Auditors expressed an unqualified opinion on those statutory accounts in their report dated 3 March 2003. The Annual Report and Accounts for the year ended 31 December 2002, which include the statutory accounts, can be obtained on request from Group Public Affairs, The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong, and may be viewed on our website: www.hsbc.com.

30. Ultimate holding company

The Hongkong and Shanghai Banking Corporation Limited is an indirectly-held, wholly-owned subsidiary of HSBC Holdings plc.

31. Statement of compliance

The information in this news release for the half-year ended 30 June 2003 complies with the Hong Kong Statement of Standard Accounting Practice 25 on Interim Financial Reporting and the module on Interim Financial Disclosure by Locally Incorporated Authorised Institutions under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority.


                               HANG SENG BANK LIMITED

                         2003 INTERIM RESULTS - HIGHLIGHTS

* Operating profit before provisions up 3.8 per cent to HK$6,073 million (HK$5,849 million for the first half of 2002).

* Operating profit up 0.9 per cent to HK$5,617 million (HK$5,568 million for the first half of 2002).

* Pre-tax profit down 0.8 per cent to HK$5,928 million (HK$5,978 million for the first half of 2002).

* Attributable profit down 3.8 per cent to HK$5,022 million (HK$5,223 million for the first half of 2002).

* Return on average shareholders' funds of 24.4 per cent (24.1 per cent for the first half of 2002).

* Total assets up 1.6 per cent to HK$482.3 billion (HK$474.7 billion at 31 December 2002).

* Earnings per share down 3.7 per cent to HK$2.63 (HK$2.73 per share for the first half of 2002).

* First interim dividend per share maintained at HK$2.10 (HK$2.10 per share for the first half of 2002).

* Total capital ratio of 14.0 per cent (14.2 per cent at 31 December 2002); tier 1 capital ratio of 12.3 per cent (11.9 per cent at 31 December 2002).

* Cost:income ratio of 23.1 per cent (23.7 per cent for the first half of 2002).

Note: Certain figures for 2002 have been restated to reflect the adoption of Hong Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on 'Income taxes', details of which are set out in Note 1 of the additional information.

HANG SENG BANK ATTRIBUTABLE PROFIT DOWN 3.8 PER CENT TO HK$5,022 MILLION

Hang Seng Bank Limited (the bank) and its subsidiary and associated companies (Hang Seng) reported an unaudited profit attributable to shareholders of HK$5,022 million for the first half of 2003, a decrease of 3.8 per cent compared with the first half of 2002 but an increase of 6.9 per cent compared with the second half of 2002. Earnings per share of HK$2.63 were 3.7 per cent lower than the first half of 2002.

Operating profit before provisions rose by HK$224 million, or 3.8 per cent, to HK$6,073 million, attributable to the encouraging 20.9 per cent growth in other operating income, which outweighed the fall of 4.3 per cent in net interest income. Operating profit grew by 0.9 per cent to HK$5,617 million, after taking into account the net charge for bad and doubtful debts which rose by 62.3 per cent to HK$456 million. Profit before tax amounted to HK$5,928 million, which was HK$50 million, or 0.8 per cent, lower than the first half of 2002. This was affected by the deficit on property revaluation following an interim property revaluation exercise and lower profits from associated companies. The taxation charge was HK$91 million, or 12.1 per cent, higher, mainly due to the increase in the Hong Kong profits tax rate from 16.0 per cent to 17.5 per cent. Compared with the second half of 2002, operating profit before provisions and profit before tax increased by 12.3 per cent and 12.6 per cent respectively.

Total assets were HK$7.6 billion, or 1.6 per cent, higher at HK$482.3 billion, compared with HK$474.7 billion at 31 December 2002. Advances to customers recorded a modest growth of 0.7 per cent during the first half of 2003, mainly in corporate lending and trade advances, while mortgages under the Government Home Ownership Scheme (GHOS) continued to fall. Customer deposits increased by
1.3 per cent from the end of 2002, with a further shift of time deposits to savings reflecting customers' preference for liquidity in the low interest rate environment. Investment in debt securities also rose, with funds re-deployed from lower yielding interbank placings.

Shareholders' funds (excluding proposed dividends) declined by HK$61 million, or
0.2 per cent, to HK$36,715 million at 30 June 2003. This was the net result of the increase in retained profits, and the reductions in the long-term equity investment revaluation reserve due to the disposal of long-term equities and property revaluation reserves following the interim property revaluation exercise.

The return on average total assets was 2.1 per cent (2.2 per cent for the first half of 2002). The return on average shareholders' funds was 24.4 per cent, compared with 24.1 per cent in the first half of 2002 and 21.9 per cent in the second half of 2002.

The advances to deposits ratio fell to 54.0 per cent at 30 June 2003 compared with 54.3 per cent at 31 December 2002, the effect of a faster pace of growth in customer deposits than customer advances during the first half of 2003. Hang Seng continued to maintain a strong liquidity position, with the average liquidity ratio for the first half of 2003 (calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance) at 45.0 per cent (43.4 per cent for the first half of 2002).

Note: Certain figures for 2002 have been restated to reflect the adoption of Hong Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on 'Income taxes', details of which are set out in Note 1 of the additional information.

The total capital ratio at 30 June 2003 was 14.0 per cent (14.2 per cent at 31 December 2002) and the tier 1 capital ratio was 12.3 per cent (11.9 per cent at 31 December 2002).

The cost:income ratio fell by 60 basis points to 23.1 per cent, compared with
23.7 per cent for the first half of 2002.

The Directors have declared a first interim dividend of HK$2.10 per share (HK$2.10 per share for the first half of 2002), which will be payable on Thursday, 4 September 2003 to shareholders on the Register of Shareholders as of Wednesday, 27 August 2003. The dividend as declared should not be taken as an indication of the level of profit or dividend for the full year.

Acknowledging the increasing importance of dividend flows to our shareholders, the Board has decided to move to a programme of quarterly dividends, starting in January 2004. Further details will be announced in due course.


Comment by David Eldon, Chairman

"Despite the effects of the SARS outbreak and sluggish economy in the first half of 2003, Hang Seng achieved a creditable growth in operating profit of 0.9 per cent to HK$5,617 million, reflecting the resilience of the bank's core business. Attributable profit, however, fell by 3.8 per cent to HK$5,022 million due to a higher rate of profits tax and a further decline in the value of properties held.

"The Hong Kong economy will remain difficult in the second half of 2003. Growth in major export markets continues to slacken, while domestically demand remains sluggish, unemployment high and asset prices weak. The banking sector will continue to face the challenges of subdued loan demand and narrowing margins.

"Hang Seng will continue to build on its financial strength, clear customer focus and operating efficiency to create value for shareholders and customers. In particular, we will strengthen support to commercial customers in the Pearl River Delta."


Contents


The financial information in this news release is based on the unaudited consolidated accounts of Hang Seng Bank Limited and its subsidiary and associated companies for the six months ended 30 June 2003.

Highlights of Results and Chairman's Comment

Contents

Consolidated Profit and Loss Account (Unaudited)

Consolidated Balance Sheet (Unaudited)

Consolidated Statement of Changes in Equity (Unaudited)

Economic Profit (Unaudited)

Consolidated Cash Flow Statement (Unaudited)

Financial Review

  Net interest income

  Other operating income

  Operating expenses

  Provisions for bad and doubtful debts

  Profit on tangible fixed assets and long-term investments

  Taxation

  Earnings per share

  Dividends per share

  Cash and short-term funds

  Placings with banks maturing after one month

  Certificates of deposit

  Securities held for dealing purposes

  Advances to customers

  Provisions against advances to customers

  Non-performing advances to customers and provisions

  Overdue advances to customers

  Rescheduled advances to customers

  Repossessed assets

  Segmental analysis of advances to customers by geographical area

  Gross advances to customers by industry sector

  Long-term investments

  Other assets

  Current, savings and other deposit accounts

  Deposits from banks

  Other liabilities

  Shareholders' funds

  Capital resources management

  Liquidity ratio

  Reconciliation of cash flow statement

  Contingent liabilities, commitments and derivatives

  Segmental analysis

  Cross border claims

Additional Information

  Accounting policies

  Comparative figures

  Property revaluation

  Market risk

  Foreign currency positions

  Material related-party transactions

  Statutory accounts

  Ultimate holding company

  Statement of compliance

  Register of shareholders

  News release


Consolidated Profit and Loss Account (Unaudited)

                                                       Half-year ended         Half-year ended        Half-year ended
                                                               30Jun03                 30Jun02                31Dec02
Figures in HK$m                                                                       restated  ^            restated  ^

Interest income                                                  6,662                   7,617                  7,343
Interest expense                                                (1,442)                 (2,164)                (1,991)
Net interest income                                              5,220                   5,453                  5,352
Other operating income                                           2,674                   2,212                  2,070
Operating income                                                 7,894                   7,665                  7,422
Operating expenses                                              (1,821)                 (1,816)                (2,016)
Operating profit before provisions                               6,073                   5,849                  5,406
Provisions for bad and doubtful debts                             (456)                  (281)                   (290)
Operating profit                                                 5,617                   5,568                  5,116
Profit on tangible fixed assets and
 long-term investments                                             341                     343                    118
Net deficit on property revaluation                                (48)                    __                     (36)
Share of profits of associated companies                            18                      67                     66
Profit on ordinary activities before tax                         5,928                   5,978                  5,264
Tax on profit on ordinary activities                              (846)                   (755)                  (552)
Profit on ordinary activities after tax                          5,082                   5,223                  4,712
Minority interests                                                 (60)                    __                     (15)
Profit attributable to shareholders                              5,022                   5,223                  4,697
Retained profits at beginning of period
 - as previously reported                                       19,440                  19,499                 20,756
 - arising on change in accounting policies                         __                     254                    249
 - as restated                                                  19,440                  19,753                 21,005
Transfer of depreciation to
 premises revaluation reserve                                       35                      40                     39
Realisation on disposal of premises and
 investment properties                                              23                       2                      7
Exchange adjustments                                                (1)                      2                      1
Proposed dividends                                              (4,015)                 (4,015)                (6,309)
Retained profits at end of period                               20,504                  21,005                 19,440

Figures in HK$

Earnings per share                                                2.63                    2.73                   2.46
Dividends per share                                               2.10                    2.10                   3.30


 ^  Certain figures for 2002 have been restated to reflect the adoption of Hong
Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on '
Income taxes', details of which are set out in Note 1 of the additional information.


Consolidated Balance Sheet (Unaudited)

                                                         At 30Jun03            At 30Jun02                 At 31Dec02
Figures in HK$m                                                                  restated  ^                restated  ^
Assets
Cash and short-term funds                                    67,309                88,438                     77,784
Placings with banks maturing
 after one month                                             27,738                42,192                     30,919
Certificates of deposit                                      29,625                26,822                     30,120
Securities held for dealing purposes                          1,047                 1,209                      1,198
Advances to customers                                       226,171               225,746                    224,562
Amounts due from immediate holding
 company and fellow subsidiary companies                      7,596                10,425                      7,471
Long-term investments                                        99,077                54,918                     79,169
Investments in associated companies                             675                 1,051                        672
Tangible fixed assets                                         9,555                11,237                     10,439
Other assets                                                 13,515                 8,640                     12,320
                                                            482,308               470,678                    474,654


Liabilities
Current, savings and other deposit accounts                 419,083               408,295                    413,693
Deposits from banks                                           2,359                 2,287                      1,072
Amounts due to immediate holding
 company and fellow subsidiary
 companies                                                      757                 1,896                      1,615
Other liabilities                                            18,850                14,584                     14,745
                                                            441,049               427,062                    431,125

Capital resources
Minority interests                                              529                    __                        444
Share capital                                                 9,559                 9,559                      9,559
Reserves                                                     27,156                30,042                     27,217
Proposed dividends                                            4,015                 4,015                      6,309
Shareholders' funds                                          40,730                43,616                     43,085
                                                             41,259                43,616                     43,529
                                                            482,308               470,678                    474,654


 ^  Certain figures for 2002 have been restated to reflect the adoption of Hong
Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on '
Income taxes', details of which are set out in Note 1 of the additional information.


Consolidated Statement of Changes in Equity (Unaudited)

                                                        At 30Jun03              At 30Jun02                At 31Dec02
Figures in HK$m                                                                   restated  ^               restated  ^

Shareholders' funds at beginning of period                  43,085                  44,391                    43,616

Unrealised deficit on revaluation
 of premises                                                  (432)                    __                       (409)
Deferred tax adjustment on
 revaluation of premises arising from
 adoption of HKSSAP 12                                          17                       8                        86
Unrealised deficit on revaluation of
 investment properties
 - bank and subsidiary companies                              (288)                     __                      (270)
 - associated company                                           __                      __                       (13)
Long-term equity investment revaluation
 reserve
 - unrealised deficit on revaluation                           (48)                   (395)                     (474)
 - realisation on disposal                                    (320)                   (277)                     (146)
Deferred tax adjustment on revaluation of
 long-term equity investment arising
 from adoption of HKSSAP 12                                      4                      17                        12
Exchange adjustments                                            (1)                      2                         1
Net losses recognised in
 shareholders' funds for the period                         (1,068)                   (645)                   (1,213)
Profit attributable to shareholders
 for the period                                              5,022                   5,223                     4,697
Dividends paid                                              (6,309)                 (5,353)                   (4,015)
Shareholders' funds at end of period                        40,730                  43,616                    43,085


 ^  Certain figures for 2002 have been restated to reflect the adoption of Hong
Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on '
Income taxes', details of which are set out in Note 1 of the additional information.


Economic Profit (Unaudited)

Economic profit is calculated from profit after tax, adjusted for non-cash items, and takes into account the cost of capital invested by Hang Seng's shareholders. For the first half of 2003, the return on invested capital was HK$5,110 million, or 33.2 per cent. The economic profit of HK$2,802 million represented a return of 18.2 per cent to shareholders in excess of the 15.0 per cent benchmark cost of capital invested by shareholders. The benchmark cost of capital was, in management's view, above the true cost of capital under the current low interest rate environment and was applied to ensure consistency with earlier periods. The trend of economic profits in the analysis indicates that Hang Seng continues to create value for its shareholders.


                                              Half-year ended           Half-year ended           Half-year ended
                                                      30Jun03                   30Jun02                   31Dec02
                                                                               restated  ^               restated  ^
                                              HK$m          %           HK$m          %           HK$m          %

Average invested capital                    31,067                    31,513                    32,372
Return on invested capital  ^ ^              5,110       33.2          5,268       33.7          4,775       29.3
Cost of capital                             (2,308)     (15.0)        (2,341)     (15.0)        (2,444)     (15.0)
Economic profit                              2,802       18.2          2,927       18.7          2,331       14.3


 ^ Certain figures for 2002 have been restated to reflect the adoption of Hong Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on ' Income taxes', details of which are set out in Note 1 of the additional information.


 ^ ^ Return on invested capital represents profit after tax adjusted for non-cash items.


Consolidated Cash Flow Statement (Unaudited)
                                                                     Half-year ended            Half-year ended
                                                                             30Jun03                    30Jun02
Figures in HK$m                                                                                        restated ^

Net cash inflow/(outflow) from operating activities                           10,113                     (8,896)

Cash flows from investing activities
Net cash outflow from investment in
 an associated company                                                            __                        (35)
Purchase of long-term investments                                            (58,294)                   (38,148)
Proceeds from sale or redemption of
 long-term investments                                                        41,874                     27,324
Purchase of tangible fixed assets                                                (84)                       (92)
Proceeds from sale of tangible fixed assets                                       36                          2
Dividends received from an associated company                                     12                         21
Interest received from long-term investments                                   1,249                        937
Dividend received from long-term investments                                      37                         46
Net cash outflow from investing activities                                   (15,170)                    (9,945)

Cash flows from financing activities
Dividends paid                                                                (6,309)                    (5,353)
Cash outflow from financing activities                                        (6,309)                    (5,353)

Decrease in cash and cash equivalents                                        (11,366)                   (24,194)

Cash and cash equivalents at beginning of period                              76,817                    111,206
Effect of foreign exchange rate changes                                        1,729                      2,500
Cash and cash equivalents at end of period                                    67,180                     89,512


Note: The presentation of the consolidated cash flow statements has been regrouped to comply with the Hong Kong Statement of Standard Accounting Practice 15 (HKSSAP 15) on 'Cash Flow Statement'. The comparative figures have been reclassified to conform with the current period's presentation. For the purpose of the cash flow statement, cash and cash equivalents comprise cash and balances with banks maturing within one month, and treasury bills and certificates of deposit with less than three months' maturity from the date of acquisition.

 ^ Certain figures for 2002 have been restated to reflect the adoption of Hong Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on ' Income taxes', details of which are set out in Note 1 of the additional information.


Financial Review

Net interest income
                                               Half-year ended          Half-year ended          Half-year ended
Figures in HK$m                                        30Jun03                  30Jun02                  31Dec02

Net interest income                                      5,220                    5,453                    5,352
Average interest-earning assets                        437,045                  442,284                  437,229
Net interest spread                                       2.33 %                   2.38 %                   2.33 %
Net interest margin                                       2.41 %                   2.49 %                   2.43 %


Net interest income decreased by HK$233 million, or 4.3 per cent, compared with the first half of 2002. Average interest-earning assets fell by HK$5.2 billion, or 1.2 per cent. Net interest margin narrowed by 8 basis points to 2.41 per cent with a reduction in net interest spread of 5 basis points to 2.33 per cent and a fall in contribution from net free funds of 3 basis points to 0.08 per cent.

Net interest income was affected by the fall in the average mortgage portfolio yield, contraction in the GHOS mortgages portfolio together with the narrowing of time deposit spread. The above factors resulted in a reduction of 9 basis points in the net interest spread. This was partly offset by the growth in savings and current accounts and the expansion of the fixed rate debt securities portfolio which continued to benefit from lower interest rates. The favourable impact on net interest spread was about 4 basis points. The contribution from net free funds was affected by further decline in market interest rates and fell by 3 basis points.

Compared with the second half of 2002, net interest income reduced by HK$132 million, or 2.5 per cent, with a 2 basis point fall in net interest margin to
2.41 per cent. Net interest spread was maintained at the same level of 2.33 per cent. The contribution from net free funds decreased by 2 basis points to 0.08 per cent.

The average yield on the residential mortgage portfolio, excluding GHOS mortgages and staff loans, fell to 170 basis points below BLR for the first half of 2003, before accounting for the effect of cash incentive payments. This compared with 138 basis points and 160 basis points below BLR in the first and second halves of 2002 respectively. Cash incentive payments on new mortgage loans of HK$45 million have been written off against interest income in the first half of 2003 compared with HK$44 million and HK$61 million in the first and second halves of 2002 respectively.


Other operating income

                                            Half-year ended            Half-year ended            Half-year ended
Figures in HK$m                                     30Jun03                    30Jun02                    31Dec02

Dividend income
 - listed investments                                    35                         44                         38
 - unlisted investments                                   2                          9                          8
                                                         37                         53                         46
Fees and commissions
 - securities/stockbroking                              124                        130                        114
 - retail investment funds                              685                        472                        228
 - insurance                                             45                        185                        158
 - account services                                     111                        129                        126
 - remittance                                            63                         62                         66
 - cards                                                258                        292                        306
 - credit facilities                                    113                        146                        124
 - import/export                                        105                         99                        118
 - other                                                 96                         75                         72
Fees and commissions receivable                       1,600                      1,590                      1,312
Fees and commissions payable                           (159)                      (156)                      (141)
                                                      1,441                      1,434                      1,171
Dealing profits
 - foreign exchange                                     352                        280                        324
 - securities and other trading
 activities                                               9                         10                          6
                                                        361                        290                        330
Insurance underwriting                                  538                        125                        208
Rental income from
 investment properties                                  104                        113                        112
Other                                                   193                        197                        203
                                                      2,674                      2,212                      2,070



Other operating income recorded strong growth of HK$462 million, or 20.9 per cent, and contributed 33.9 per cent of total operating income, compared with
28.9 per cent for the first half of 2002.

With a 48.8 per cent growth in sales of retail investment funds to HK$22.6 billion, total income from the distribution and management of retail investment funds rose, including the popular Hang Seng Investment Series of capital guaranteed funds and index funds, by 45.1 per cent to HK$685 million for the first half of 2003. Insurance fees and underwriting profit together grew by 88.1 per cent compared with the first half of 2002, reflecting rapid growth in individual life insurance premiums and the embedded value of the long-term insurance business. (The decrease in insurance fees and commissions and a corresponding increase in insurance underwriting profit was mainly due to the regrouping of commissions received from Hang Seng Life Limited (HSLL) to underwriting profit after HSLL became a subsidiary of the bank in November 2002.)


Card services income decreased by 11.6 per cent, affected by the outbreak of SARS in the second quarter of 2003. At the end of June 2003, total cards in issue under the Hang Seng brand was maintained at 940,000.

Fee income from credit facilities fell while trade services income improved, benefiting from the improvement in external trade. Dealing profits recorded strong growth of 24.5 per cent, mainly in foreign exchange income.

Compared with the second half of 2002, other operating income grew by 29.2 per cent, benefiting from the substantial growth of 200.4 per cent in income from retail investment funds and the 59.3 per cent increase in income from insurance including fees and underwriting profit.


Analysis of income from wealth management business included in other operating income


                                               Half-year ended             Half-year ended            Half-year ended
Figures in HK$m                                        30Jun03                     30Jun02                    31Dec02
Investment income
 - Retail investment funds                                 685                         472                        228
 - Securities/stockbroking                                 124                         130                        114
 - Margin trading/private banking                           65                          36                         32
                                                           874                         638                        374
Insurance income
 - Life (including embedded value)  ^                      365                         263                        299
 - General and others                                      158                         117                        140
                                                           523                         380                        439
Total                                                    1,397                       1,018                        813


 ^ The embedded value and underwriting profit of HSLL for the first and second halves of 2002 which were reported as share of profits of associated companies instead of other operating income were re-grouped under this heading to conform with the current period presentation for the purpose of comparison in this analysis.


Income from wealth management comprising income from investment and insurance grew strongly by 37.2 per cent to HK$1,397 million for the first half of 2003, representing 52.2 per cent of total other operating income.


Operating expenses

                                               Half-year ended          Half-year ended          Half-year ended
Figures in HK$m                                        30Jun03                  30Jun02                  31Dec02

Staff costs
 - salaries and other costs                                908                      915                      952
 - retirement benefit costs                                 91                       98                       94
                                                           999                    1,013                    1,046
Depreciation                                               171                      174                      178
Premises and equipment
 - rental expenses                                          88                       84                       87
 - other                                                   280                      282                      359
                                                           368                      366                      446
Other operating expenses                                   283                      263                      346
                                                         1,821                    1,816                    2,016

Cost:income ratio                                         23.1 %                   23.7 %                   27.2 %

Staff numbers (full-time equivalent)                     7,174                    7,321                    7,279


Operating expenses increased marginally by HK$5 million, or 0.3 per cent, to HK$1,821 million compared with the same period last year. Staff costs decreased by HK$14 million, or 1.4 per cent, attributable to the reduction of 147 staff members on a full-time equivalent basis. Premises and equipment expenses were maintained at the same level. Other operating expenses increased by HK$20 million, or 7.6 per cent, mainly due to the increase in processing charges.

Compared with the second half of 2002, operating expenses fell by 9.7 per cent, with reductions in staff costs, IT expenditure under premises and equipment costs and marketing expenditure under other operating expenses.

The cost:income ratio for the first half of 2003 was 23.1 per cent, 60 basis points lower than the same period last year and 4.1 percentage points lower than the second half of 2002.

Provisions for bad and doubtful debts

                                                 Half-year ended          Half-year ended          Half-year ended
Figures in HK$m                                          30Jun03                  30Jun02                  31Dec02

Net charge/(release) for bad and
 doubtful debts
Advances to customers
Specific provisions
 - new provisions                                            666                      528                      703
 - releases                                                 (182)                    (222)                     (63)
 - recoveries                                                (22)                     (25)                     (20)
                                                             462                      281                      620
General provisions                                            (6)                      __                     (330)
Net charge to profit and loss account                        456                      281                      290



The net charge for bad and doubtful debts amounted to HK$456 million, an increase of HK$175 million, or 62.3 per cent, over the same period last year.
New and additional specific provisions rose by HK$138 million, or 26.1 per cent, to HK$666 million, reflecting higher provisions on residential mortgages and credit card advances due to the rise in unemployment and personal bankruptcies and the fall in value of property collateral. Releases and recoveries were reduced by HK$43 million, or 17.4 per cent, to HK$204 million, reflecting the decrease in recoveries from residential mortgages and taxi loans. Following the semi-annual review of the general provisioning level at 30 June 2003, a small release of HK$6 million was made.

Compared with the second half of 2002, the net charge for bad and doubtful debts rose by HK$166 million, affected by the release of HK$330 million in general provisions at the end of 2002. Specific provisions, however, decreased by HK$158 million, or 25.5 per cent, to HK$462 million. New and additional specific provisions decreased slightly, with the increase in provisions on residential mortgages more than offset by the reduction in credit card and corporate advances. Higher releases and recoveries were recorded, mainly from commercial banking customers.


Profit on tangible fixed assets and long-term investments

                                                Half-year ended          Half-year ended          Half-year ended
                                                        30Jun03                  30Jun02                  31Dec02
    Figures in HK$m


Profit on disposal of long-term
 equity investments
 - realisation of amounts previously
 recognised in revaluation reserves
 at beginning of period                                     358                      316                      212
 - loss arising in current period                           (38)                     (39)                     (66)
                                                            320                      277                      146
Profit less loss on disposal of
 held-to-maturity debt securities                            40                       75                      (29)
Profit less loss on disposal of
 tangible fixed assets                                        7                       __                        1
Provision for impairment of
 long-term investments                                      (26)                      (9)                      __
                                                            341                      343                      118



Profit on disposal of tangible fixed assets and long-term investments was maintained at the same level as the corresponding period last year. The increase in profits on disposal of listed equities was partly offset by the reduction in profits on the disposal of debt securities and the impairment loss provision made for listed equity investments.


Taxation


Taxation in the consolidated profit and loss account represents:

                                                  Half-year ended          Half-year ended          Half-year ended
                                                          30Jun03                  30Jun02                  31Dec02
Figures in HK$m                                                                   restated  ^              restated  ^

Current tax - provision
 for Hong Kong profits tax
Tax for the period                                            839                      777                      524
Benefit of previously
 unrecognised tax losses                                       (3)                      (7)                      (7)


Over-provision in respect of
 prior years                                                   __                      (25)                     (34)
                                                              836                      745                      483
Current tax- taxation
 outside Hong Kong
Tax for the period                                              2                        3                        3



                                                                2                        3                        3
Deferred tax
Origination and reversal of
 temporary differences                                         31                       (3)                      56
Effect of increase in tax rate on
 deferred tax balances                                         (9)                      __                       __
Benefit of previously unrecognised
 tax losses now recognised                                    (17)                      __                       __
                                                                5                       (3)                      56
Share of associated companies' taxation                                                 10                       10
                                                                3

Total charge for taxation                                     846                      755                      552

Effective tax rate                                           14.3 %                   12.6 %                   10.5 %


 ^ Certain figures for 2002 have been restated to reflect the adoption of Hong Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on ' Income taxes', details of which are set out in Note 1 of the additional information.


The current tax was provided for based on the estimated assessable profit for the first half of 2003 and, for the bank and subsidiaries operating in the Hong Kong SAR, using the Hong Kong profits tax rate of 17.5 per cent (16.0 per cent for 2002). For subsidiaries and branches operating in other jurisdictions, the appropriate tax rates prevailing in the countries in which they operate are used. The effective tax rate for the first half of 2003 increased to 14.3 per cent from 12.6 per cent for the first half of 2002, mainly reflecting the 1.5 percentage points increase in the Hong Kong profits tax rate.

Following the adoption of the HKSSAP 12 which became effective on 1 January 2003, deferred tax assets and liabilities arise from deductible and taxable temporary differences between the carrying amounts of assets and liabilities for financial reporting purpose and the tax bases respectively. Deferred tax assets also arise from unused tax losses and unused tax credits.


Deferred tax liabilities are generally recognised for all taxable temporary differences. Deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited in the profit and loss account, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity. The carrying amount of deferred tax is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilised.

The impact of the change in accounting policy on deferred tax following the adoption of the HKSSAP 12 in the current period profit and loss account and reserves and the related prior year adjustment are set out in Note 1 of additional information on page 50.


Earnings per share


The calculation of earnings per share for the first half of 2003 is based on earnings of HK$5,022 million (HK$5,223 million in the first half of 2002) and on the weighted average number of ordinary shares in issue of 1,911,842,736 shares (unchanged from the first half of 2002).


Dividends per share

                                          Half-year ended             Half-year ended               Half-year ended
                                                  30Jun03                     30Jun02                       31Dec02
                                           HK$       HK$m              HK$       HK$m              HK$         HK$m
                                     per share                   per share                   per share

First interim                             2.10      4,015             2.10      4,015               __           __
Second interim                              __         __               __         __             2.80        5,353
Special interim                             __         __               __         __             0.50          956
                                          2.10      4,015             2.10      4,015             3.30        6,309




Cash and short-term funds

Figures in HK$m                                     At 30Jun03            At 30Jun02                At 31Dec02
Cash in hand and balances with banks
 and other financial institutions                        3,544                 3,873                     3,518
Money at call and placings with banks
 maturing within one month                              58,726                79,846                    67,170
Treasury bills                                           5,039                 4,719                     7,096
                                                        67,309                88,438                    77,784

Remaining maturity of treasury bills:
 - within three months                                   3,720                 3,520                     5,777
 - one year or less
 but over three months                                   1,319                 1,199                     1,319
                                                         5,039                 4,719                     7,096



Placings with banks maturing after one month

Figures in HK$m                                     At 30Jun03            At 30Jun02                At 31Dec02

Remaining maturity:
 - three months or less
 but over one month                                     19,638                32,375                    27,996
 - one year or less
 but over three months                                   8,100                 9,817                     2,923
                                                        27,738                42,192                    30,919



Certificates of deposit

Figures in HK$m                                     At 30Jun03            At 30Jun02                At 31Dec02

Remaining maturity:
 - three months or less but not
 repayable on demand                                     2,952                 3,242                     1,772
 - one year or less
 but over three months                                   5,915                 5,542                     7,312
 - five years or less but over one year                 20,758                17,937                    21,036
 - over five years                                          __                   101                        __
                                                        29,625                26,822                    30,120




Financial Review (continued)


Securities held for dealing purposes

Figures in HK$m                                     At 30Jun03            At 30Jun02                At 31Dec02


Debt securities by remaining maturity:
 - three months or less but not
 repayable on demand                                        40                   579                        97
 - one year or less
 but over three months                                      71                   214                        90
 - five years or less but over one year                    814                   416                       890
 - over five years                                         119                     -                       121
                                                         1,044                 1,209                     1,198
Equity shares                                                3                     -                         -
                                                         1,047                 1,209                     1,198



Advances to customers

Figures in HK$m                                     At 30Jun03            At 30Jun02                At 31Dec02


Gross advances to customers                            228,840               228,893                   227,475
Specific provisions                                     (1,568)               (1,710)                   (1,805)
General provisions                                      (1,101)               (1,437)                   (1,108)
                                                       226,171               225,746                   224,562

Remaining maturity:
 - repayable on demand                                  12,162                12,128                    11,983
 - three months or less but not
 repayable on demand                                    17,263                15,441                    18,128
 - one year or less
 but over three months                                  22,512                26,036                    21,243
 - five years or less but over one year                 85,981                83,242                    84,466
 - over five years                                      82,189                84,628                    84,273
 - overdue for more than one month                       3,062                 1,452                     1,301
 - non-performing advances                               5,671                 5,966                     6,081
Gross advances to customers                            228,840               228,893                   227,475
Provisions for bad and doubtful debts                   (2,669)               (3,147)                   (2,913)
                                                       226,171               225,746                   224,562


Included in advances to customers are:
 - trade bills                                           2,309                 2,222                     2,180
 - provisions for bad and doubtful debts                   (23)                  (66)                      (78)
                                                         2,286                 2,156                     2,102


Advances to customers (after deduction of interest in suspense and provisions) recorded a modest growth of HK$1,609 million, or 0.7 per cent, to HK$226.2 billion at 30 June 2003, with loan demand remaining weak during the period.


Provisions against advances to customers

                                                                                                    Suspended
Figures in HK$m                                   Specific        General            Total           interest

At 1Jan03                                            1,805          1,108            2,913                404
Amounts written off                                   (721)             -             (721)              (93)
Recoveries of advances
 written off in previous years                          22              -               22                  -
Net charge/(release) to
 profit and loss account                               462             (6)             456                  -
Interest suspended during the period                     -              -                -                 77
Suspended interest recovered                             -              -                -                (29)
Exchange adjustment                                      -             (1)              (1)                 -
At 30Jun03                                           1,568          1,101            2,669                359


Suspended interest comprises both suspended interest netted against 'Advances to customers' and suspended interest netted against accrued interest receivable in 'Prepayments and accrued income'.

Total provisions as a percentage of gross advances to customers are as follows:

                                                    At 30Jun03            At 30Jun02                At 31Dec02
                                                             %                     %                         %

Specific provisions                                       0.69                  0.75                      0.79
General provisions                                        0.48                  0.63                      0.49
Total provisions                                          1.17                  1.38                      1.28



Total provisions as a percentage of gross advances to customers fell to 1.17 per cent at 30 June 2003, compared with 1.28 per cent at the end of 2002. Specific provisions as a percentage of gross advances decreased by 10 basis points to
0.69 per cent. The reduction mainly reflected the writing-off of irrecoverable balances and the repayment and upgrading of rescheduled advances and doubtful accounts to performing status. General provisions stood at 0.48 per cent of gross advances to customers, compared with 0.49 per cent at the end of 2002.


Non-performing advances to customers and provisions


Non-performing advances to customers on which interest has been placed in suspense or on which interest has ceased to accrue are as follows:


Figures in HK$m                                     At 30Jun03            At 30Jun02                At 31Dec02
Gross non-performing advances on
 which interest:
 - has been placed in suspense                           5,567                 5,622                     5,767
 - accrual has ceased                                      182                   479                       429
                                                         5,749                 6,101                     6,196
Suspended interest                                         (78)                 (135)                     (115)
Gross non-performing advances  ^
 (page 24)                                               5,671                 5,966                     6,081
Specific provisions                                     (1,568)               (1,710)                   (1,805)
Net non-performing advances                              4,103                 4,256                     4,276

Specific provisions as a percentage of
 gross non-performing advances  ^                         27.6 %                28.7 %                    29.7 %

Gross non-performing advances  ^
 as a percentage of gross advances
 to customers                                              2.5 %                 2.6 %                     2.7 %


 ^  Stated after deduction of interest in suspense.


Non-performing advances to customers are those advances where full repayment of principal or interest is considered unlikely and are so classified as soon as such a situation becomes apparent. Non-performing advances may include advances that are not yet overdue for more than three months but are considered doubtful. Except in certain limited circumstances, all advances on which principal or interest is overdue for more than three months are classified as non-performing. Specific provisions are made after taking into account the value of collateral held in respect of such advances.

Gross non-performing advances (after deduction of interest in suspense) fell by HK$410 million, or 6.7 per cent, to HK$5,671 million, compared with the end of 2002. The ratio of gross non-performing advances to gross advances to customers further improved to 2.5 per cent from 2.7 per cent at the end of 2002.

Overdue advances to customers


The amounts of advances to customers which are overdue for more than three months and their expression as a percentage of gross advances to customers are as follows:


                                                     At 30Jun03                 At 30Jun02                At 31Dec02

                                                HK$m          %           HK$m           %           HK$m          %
Gross advances to customers  ^  which
 have been overdue with respect to
 either principal or interest
 for periods of:
 - six months or less but over
 three months                                  1,196        0.5            823         0.3            934        0.4
 - one year or less but over six months        1,098        0.5          1,321         0.6          1,097        0.5
 - over one year                               2,460        1.1          2,910         1.3          2,734        1.2
                                               4,754        2.1          5,054         2.2          4,765        2.1

Overdue advances to customers
 (as above)                                    4,754        2.1          5,054         2.2          4,765        2.1
Less: overdue advances on which
 interest is still being accrued              (1,305)      (0.6)          (691)       (0.3)        (1,131)      (0.5)
Add: advances overdue for periods of
 three months or less, or which are
 not yet overdue, and on which
 interest has been placed in suspense
 - included in rescheduled advances            1,843        0.8            321         0.1          1,814        0.8
 - other                                         379        0.2          1,282         0.6            633        0.3
Gross non-performing advances
 (page 23)                                     5,671        2.5          5,966         2.6          6,081        2.7


 ^  Stated after deduction of interest in suspense.


Advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid at the period-end. Advances repayable by regular instalments are treated as overdue when an instalment payment is overdue and remains unpaid at the period-end. Advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the demand notice, or when the advances have remained continuously outside the approved limit advised to the borrower for more than the overdue period in question.


Rescheduled advances to customers

The amount of rescheduled advances and its expression as a percentage of gross advances to customers are as follows:

                                                      At 30Jun03               At 30Jun02               At 31Dec02
                                                 HK$m          %          HK$m          %         HK$m           %
Rescheduled advances to customers  ^            2,958        1.3           391        0.2        1,831         0.8


 ^  Stated after deduction of interest in suspense.


Rescheduled advances are those advances which have been restructured or renegotiated because of deterioration in the financial position of the borrower leading to an inability to meet the original repayment schedule.

Rescheduled advances to customers are stated net of any advances that have subsequently become overdue for over three months and are included in overdue advances to customers (page 24).

Rescheduled advances to customers increased by HK$1,127 million, or 61.6 per cent, to HK$2,958 million at 30 June 2003, representing 1.3 per cent of gross advances to customers. The increase was due to the debt restructuring of certain corporate customers.

Repossessed assets

In the recovery of non-performing advances, Hang Seng may take repossession of the collateral assets through court proceedings or voluntary delivery of possession by the borrowers. Specific provisions have been made in respect of such non-performing advances taking into account the net realisable value of the related collateral which is revalued periodically. Upon repossession of the collateral assets, the advances are adjusted to the net realisable value of the repossessed assets, usually resulting in a partial write-off of the advances against specific provisions. Advances with repossessed collateral assets will continue to be accounted for as 'Advances to customers' and classified as non-performing.

                                                    At 30Jun03            At 30Jun02                At 31Dec02

Repossessed collateral assets                              603                   679                       638


Segmental analysis of advances to customers by geographical area

Advances to customers by geographical area are classified according to the location of the counterparties after taking into account the transfer of risk.
In general, risk transfer applies when an advance is guaranteed by a party located in an area which is different from that of the counterparty. At 30 June
2003, over 90 per cent of Hang Seng's advances to customers and the related non-performing advances and overdue advances were classified under the area of Hong Kong (unchanged from the position at 30 June 2002 and 31 December 2002).


Gross advances to customers by industry sector

The analysis of gross advances to customers (after deduction of interest in suspense) by industry sector based on categories and definitions used by the Hong Kong Monetary Authority is as follows:

Figures in HK$m                                     At 30Jun03           At 30Jun02                At 31Dec02

Gross advances to customers for
 use in Hong Kong

Industrial, commercial and
 financial sectors
Property development                                    17,910               19,775                    19,300
Property investment                                     33,268               29,952                    31,507
Financial concerns                                       3,681                2,121                     2,071
Stockbrokers                                               154                  199                       219
Wholesale and retail trade                               4,097                3,755                     3,941
Manufacturing                                            2,096                2,032                     2,037
Transport and transport equipment                        8,885                9,671                     9,238
Other                                                   20,158               19,129                    19,521
                                                        90,249               86,634                    87,834

Individuals
Advances for the purchase of flats
 under the Government Home
 Ownership Scheme, Private Sector
 Participation Scheme and Tenants
 Purchase Scheme                                        32,840               36,752                    35,050
Advances for the purchase of other
 residential properties                                 77,972               78,937                    78,518
Credit card advances                                     5,186                5,419                     5,578
Other                                                    6,283                6,944                     6,251
                                                       122,281              128,052                   125,397
Total gross advances for
 use in Hong Kong                                      212,530              214,686                   213,231
Trade finance                                           11,029               10,002                     9,751
Gross advances for use
 outside Hong Kong                                       5,281                4,205                     4,493
Gross advances to customers                            228,840              228,893                   227,475


Lending to the industrial, commercial and financial sectors grew by HK$2,415 million, or 2.7 per cent, since the end of 2002. The increase was mainly in lending to financial concerns which included public sector entities engaged in financing activities. Lending to the property sector also rose slightly.


Trade finance rose by HK$1,278 million, or 13.1 per cent, benefiting from the improvement in external trade.


Advances to individuals decreased by HK$3,116 million, or 2.5 per cent. Lending under the GHOS continued to decline following the suspension of the sale of new flats under this scheme since the second half of 2002. Residential mortgages and credit card advances also fell marginally, in part due to the outbreak of SARS in the second quarter of 2003.

Long-term investments

                                                                       Carrying value
Figures in HK$m                                      At 30Jun03            At 30Jun02                At 31Dec02

Held-to-maturity debt securities
Issued by public bodies
 - central governments and central banks                 10,413                 6,940                    10,664
 - other public sector entities                          12,874                 8,375                     9,219
                                                         23,287                15,315                    19,883
Issued by other bodies
 - banks and other financial institutions                58,608                21,229                    40,011
 - corporate entities                                    15,368                15,428                    16,960
                                                         73,976                36,657                    56,971
                                                         97,263                51,972                    76,854
Equity investments
Issued by corporate entities                              1,814                 2,946                     2,315
                                                         99,077                54,918                    79,169

Held-to-maturity debt securities
 - listed in Hong Kong                                    2,436                 1,167                     2,340
 - listed outside Hong Kong                              22,513                15,368                    19,551
                                                         24,949                16,535                    21,891
 - unlisted                                              72,314                35,437                    54,963
                                                         97,263                51,972                    76,854

Equity investments
 - listed in Hong Kong                                    1,085                 2,189                     1,603
 - listed outside Hong Kong                                  64                    82                        70
                                                          1,149                 2,271                     1,673
 - unlisted                                                 665                   675                       642
                                                          1,814                 2,946                     2,315

                                                         99,077                54,918                    79,169



Held-to-maturity debt securities are stated at cost, adjusted for the amortisation of premiums and accretion of discounts over the period from the date of purchase to the date of redemption. Equity investments are stated at fair value, less provision for impairment.

Investment in held-to-maturity debt securities rose by HK$20,409 million, or
26.6 per cent, to HK$97,263 million, with funds re-deployed from interbank placings to enhance net interest yield. Over 95 per cent of the held-to-maturity debt securities will mature within five years. The fair value of the held-to-maturity debt securities amounted to HK$98.8 billion, with an unrealised gain of HK$1.6 billion.


The following table shows the fair value of held-to-maturity debt securities:

                                                                          Fair value
Figures in HK$m                                       At 30Jun03             At 30Jun02                At 31Dec02

Held-to-maturity debt securities
Issued by public bodies
 - central governments and central banks                  10,673                  7,055                    10,924
 - other public sector entities                           13,465                  8,649                     9,645
                                                          24,138                 15,704                    20,569
Issued by other bodies
 - banks and other financial institutions                 59,018                 21,278                    40,213
 - corporate entities                                     15,682                 15,549                    17,241
                                                          74,700                 36,827                    57,454
                                                          98,838                 52,531                    78,023

Held-to-maturity debt securities
 - listed in Hong Kong                                     2,515                  1,182                     2,403
 - listed outside Hong Kong                               22,800                 15,494                    19,777
                                                          25,315                 16,676                    22,180
 - unlisted                                               73,523                 35,855                    55,843
                                                          98,838                 52,531                    78,023


Maturity analysis of held-to-maturity debt securities:

                                                                        Carrying value
Figures in HK$m                                       At 30Jun03             At 30Jun02                At 31Dec02

Remaining maturity:
 - three months or less but
 not repayable on demand                                   7,959                  7,532                    14,875
 - one year or less but over three months                 12,580                 10,667                     8,911
 - five years or less but over one year                   72,966                 31,481                    50,807
 - over five years                                         3,758                  2,292                     2,261
                                                          97,263                 51,972                    76,854


Other assets

                                                       At 30Jun03            At 30Jun02                At 31Dec02
Figures in HK$m                                                                restated  ^               restated  ^

Unrealised gains on off-balance sheet
 interest rate, exchange rate and
 other derivative contracts
 which are marked to market                                 1,117                   876                       981
Deferred taxation                                              55                   106                        73
Items in the course of collection from
 other banks                                                2,945                 3,756                     2,886
Prepayments and accrued income                              2,403                 2,040                     2,143
Long-term assurance assets
 attributable to policy holders                             3,763                     -                     2,897
Other accounts                                              3,232                 1,862                     3,340
                                                           13,515                 8,640                    12,320

Remaining maturity:
 - three months or less                                     6,551                 6,874                     6,929
 - one year or less
 but over three months                                      1,894                   621                       637
 - five years or less but over one year                       199                   947                       968
 - over five years                                          4,826                   162                     3,745
                                                           13,470                 8,604                    12,279
 - overdue  ^ ^
 -- six months or less
    but over three months                                       7                     5                         5
 -- one year or less but over six months                        9                     7                         9
 -- over one year                                              29                    24                        27
                                                               45                    36                        41
                                                           13,515                 8,640                    12,320


 ^  Certain figures for 2002 have been restated to reflect the adoption of Hong
Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on '
Income taxes', details of which are set out in Note 1 of the additional information.


 ^ ^ Represented mainly by overdue interest receivable included under 'Prepayments and accrued income'.


Current, savings and other deposit accounts

Figures in HK$m                                       At 30Jun03             At 30Jun02                At 31Dec02

Customer deposit accounts
 - current accounts                                       38,854                 32,548                    36,242
 - savings accounts                                      165,717                146,910                   154,476
 - time and other deposits                               204,445                211,020                   206,973
Certificates of deposit in issue                          10,014                 17,809                    15,916
Other debt securities in issue                                53                      8                        86
                                                         419,083                408,295                   413,693

Customer deposit accounts
Repayable on demand                                      232,393                223,161                   210,351
With agreed maturity dates
 or periods of notice,
 by remaining maturity:
 - three months or less but
 not repayable on demand                                 166,328                159,948                   180,380
 - one year or less but over three months                  9,029                  6,973                     6,701
 - five years or less
 but over one year                                         1,266                    396                       259
                                                         409,016                390,478                   397,691

Certificates of deposit in issue
Remaining maturity:
 - three months or less but
 not repayable on demand                                   2,121                  6,836                     2,887
 - one year or less but
 over three months                                         2,981                  8,827                     9,635
 - five years or less but over one year                    4,727                  1,781                     3,189
 - over five years                                           185                    365                       205
                                                          10,014                 17,809                    15,916

Other debt securities in issue
Remaining maturity:
 - three months or less but
 not repayable on demand                                       -                      8                        48
 - one year or less
 but over three months                                        53                      -                        38
                                                              53                      8                        86
                                                         419,083                408,295                   413,693


Current, savings and other deposit accounts increased by HK$5.4 billion, or 1.3 per cent, to HK$419.1 billion, compared with HK$413.7 billion at 31 December
2002. The growth was mainly in customer deposit accounts which grew by HK$11.3 billion, or 2.8 per cent. During the period, customers continued to shift from time deposits to savings and current accounts, reflecting preference for liquidity in the prevailing low interest rate environment.

Certificates of deposit and other debt securities in issue fell by HK$5.9 billion, or 37.1 per cent, to HK$10.1 billion following the maturity of part of the certificates of deposit portfolio.


Deposits from banks

Figures in HK$m                                     At 30Jun03            At 30Jun02                At 31Dec02

Repayable on demand                                        854                 1,146                       555
With agreed maturity dates
 or periods of notice,
 by remaining maturity:
 - three months or less but
 not repayable on demand                                 1,439                 1,137                       515
 - one year or less
 but over three months                                      66                     4                         2
                                                         2,359                 2,287                     1,072



Other liabilities

                                                     At 30Jun03            At 30Jun02                At 31Dec02
Figures in HK$m                                                              restated  ^               restated  ^

Short positions in securities                             5,604                 5,267                     2,916
Unrealised losses on off-balance sheet
 interest rate, exchange rate and
 other derivative contracts which
 are marked to market                                     1,072                   726                       832
Current taxation                                            921                   998                       249
Deferred taxation                                           601                   605                       635
Items in the course of
 transmission to other banks                              4,030                 4,253                     4,629
Accruals and deferred income                              1,531                 1,303                     1,668
Provisions for other liabilities
 and charges                                                384                   329                       313
Long-term liabilities attributable to
 policy holders                                           3,763                     -                     2,897
Other                                                       944                 1,103                       606
                                                         18,850                14,584                    14,745


 ^  Certain figures for 2002 have been restated to reflect the adoption of Hong
Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on '
Income taxes', details of which are set out in Note 1 of the additional information.

Other liabilities increased by HK$4,105 million, or 27.8 per cent, to HK$18,850 million, compared with HK$14,745 million at 31 December 2002, reflecting the increase in short positions in securities, long-term liabilities attributable to policy holders and provision for current taxation. These were partly offset by a reduction in the items in the course of transmission to other banks.


Shareholders' funds

                                                     At 30Jun03            At 30Jun02                At 31Dec02
Figures in HK$m                                                              restated  ^               restated  ^

Share capital                                             9,559                 9,559                     9,559
Retained profits                                         20,504                21,005                    19,440
Premises and investment properties
 revaluation reserves                                     5,906                 7,319                     6,667
Long-term equity investment
 revaluation reserve                                        647                 1,619                     1,011
Capital redemption reserve                                   99                    99                        99
Total reserves                                           27,156                30,042                    27,217
                                                         36,715                39,601                    36,776
Proposed dividends                                        4,015                 4,015                     6,309
Shareholders' funds                                      40,730                43,616                    43,085

Return on average shareholders' funds                      24.4 %                24.1 %                    21.9 %


 ^  Certain figures for 2002 have been restated to reflect the adoption of Hong
Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on '
Income taxes', details of which are set out in Note 1 of the additional information on page 50.


There was no purchase, sale or redemption of the bank's listed securities by the bank or any of its subsidiaries during the first half of 2003.

Shareholders' funds (excluding proposed dividends) fell by HK$61 million, or 0.2 per cent, to HK$36,715 million at 30 June 2003. Retained profits rose by HK$1,064 million. Premises and investment properties revaluation reserves fell by HK$761 million as a result of the further decline in the property market and the provision for deferred tax on property revaluation surplus following the adoption of the HKSSAP 12. The disposal of long-term equities led to a reduction of HK$364 million in the long-term equity investment revaluation reserve.

The return on average shareholders' funds was 24.4 per cent, compared with 24.1 per cent and 21.9 per cent for the first and second halves of 2002 respectively.

Capital resources management


Analysis of capital base and risk-weighted assets

Figures in HK$m                                     At 30Jun03            At 30Jun02                At 31Dec02

Capital base
Tier 1 capital
 - share capital                                         9,559                 9,559                     9,559
 - retained profits                                     19,919                20,533                    18,795
 - capital redemption reserve                               99                    99                        99
 - total                                                29,577                30,191                    28,453

Tier 2 capital
 - premises and investment properties
 revaluation reserves                                    4,160                 5,674                     5,153
 - long-term equity investment
 revaluation reserve                                       459                 1,056                       705
 - general provisions                                    1,101                 1,437                     1,108
 - total                                                 5,720                 8,167                     6,966

Unconsolidated investments and
 other deductions                                       (1,404)               (1,608)                   (1,376)
Total capital base after deductions                     33,893                36,750                    34,043

Risk-weighted assets
On-balance sheet                                       226,484               224,802                   222,758
Off-balance sheet                                       14,243                14,058                    16,262
Total risk-weighted assets                             240,727               238,860                   239,020
Total risk-weighted assets adjusted for
 market risk                                           241,300               239,200                   239,426

Capital adequacy ratios
After adjusting for market risk
 - tier 1  ^                                              12.3 %                12.6 %                    11.9 %
 - total  ^                                               14.0 %                15.4 %                    14.2 %

Before adjusting for market risk
 - tier 1                                                 12.3 %                12.6 %                    11.9 %
 - total                                                  14.1 %                15.4 %                    14.2 %


 ^ The capital ratios take into account market risks in accordance with the relevant Hong Kong Monetary Authority guideline under the Supervisory Policy
Manual.


The total capital ratio fell by 20 basis points to 14.0 per cent at 30 June
2003, compared with 14.2 per cent at 31 December 2002. The capital base recorded a reduction of 0.4 per cent while risk-weighted assets adjusted for market risk rose by 0.8 per cent.

The tier 1 capital ratio rose by 40 basis points to 12.3 per cent as a result of the 6.0 per cent growth in retained profits.


Liquidity ratio

The average liquidity ratio for the period, calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance, is as follows:

                                         Half-year ended           Half-year ended             Half-year ended
                                                 30Jun03                   30Jun02                     31Dec02
The bank and its major
banking subsidiaries                                45.0 %                    43.4 %                      45.5 %



Reconciliation of cash flow statement

(a) Reconciliation of operating profit to net cash flow from operating activities

                                                                   Half-year ended            Half-year ended
Figures in HK$m                                                            30Jun03                    30Jun02

Operating profit                                                             5,617                      5,568
Net interest income                                                         (5,220)                    (5,453)
Dividend income                                                                (37)                       (53)
Provisions for bad and doubtful debts                                          456                        281
Depreciation                                                                   171                        174
Amortisation of long-term investments                                           17                        (42)
Advances written off net of recoveries                                        (700)                      (624)
Interest received                                                            5,413                      6,736
Interest paid                                                               (1,462)                    (2,294)
Operating profit before changes in
 working capital                                                             4,255                      4,293
Change in cash and short-term funds                                            889                      1,499
Change in placings with banks
 repayable after one month                                                   3,181                       (976)
Change in certificates of deposit                                              676                     (3,374)
Change in securities held for dealing purposes                                 151                        958
Change in advances to customers                                             (1,365)                    (2,967)
Change in amounts due from
 immediate holding company and
 fellow subsidiary companies                                                  (357)                      (455)
Change in other assets                                                      (1,213)                       (57)
Change in customer deposit accounts                                         11,325                     (5,286)
Change in debt securities in issue                                          (5,935)                      (747)
Change in deposits from banks                                                1,287                       (335)
Change in amounts due to
 immediate holding company and
 fellow subsidiary companies                                                  (858)                       845
Change in other liabilities                                                  3,487                      1,759
Elimination of exchange differences
 and other non-cash items                                                   (5,399)                    (3,985)
Cash generated from operating activities                                    10,124                     (8,828)
Taxation paid                                                                  (11)                       (68)
Net cash inflow/(outflow)
 from operating activities                                                  10,113                     (8,896)


(b) Analysis of the balances of cash and cash equivalents

Figures in HK$m                                                           At 30Jun03                 At 30Jun02

Cash in hand and balances with banks and
 other financial institutions                                                  4,014                      4,244
Money at call and placings with banks
 maturing within one month                                                    61,574                     82,455
Treasury bills                                                                 1,363                      2,415
Certificates of deposit                                                          229                        398
                                                                              67,180                     89,512


Contingent liabilities, commitments and derivatives

                                                                                     Credit               Risk-
                                                              Contract           equivalent            weighted
Figures in HK$m                                                 amount               amount              amount
At 30Jun03

Contingent liabilities:
Guarantees                                                      10,974               10,795               3,650

Commitments:
Documentary credits and short-term
 trade-related transactions                                      7,142                1,429               1,422

Undrawn formal standby facilities, credit lines and other commitments to lend:

 - under one year                                               64,708                    -                   -
 - one year and over                                            19,539                9,770               8,444
Other                                                               38                   38                  38
                                                                91,427               11,237               9,904

Exchange rate contracts:
Spot and forward foreign exchange                               84,812                1,072                 264
Other exchange rate contracts                                   42,140                  379                  86
                                                               126,952                1,451                 350

Interest rate contracts:
Interest rate swaps                                             78,220                1,366                 336
Other interest rate contracts                                   13,281                    6                   3
                                                                91,501                1,372                 339

Other derivative contracts                                         108                    4                   1

                                                                                   Credit                Risk-
                                                            Contract           equivalent             weighted
Figures in HK$m                                               amount               amount               amount

At 30Jun02

Contingent liabilities:
Guarantees                                                    14,635               14,481                4,311

Commitments:
Documentary credits and short-term
 trade-related transactions                                    7,470                1,501                1,492
Undrawn formal standby facilities, credit
 lines and other commitments to lend:
 - under one year                                             65,755                    -                    -
 - one year and over                                          16,668                8,334                7,656
Other                                                             47                   47                   47
                                                              89,940                9,882                9,195

Exchange rate contracts:
Spot and forward foreign exchange                            106,446                1,016                  248
Other exchange rate contracts                                 11,855                  168                   42
                                                             118,301                1,184                  290

Interest rate contracts:
Interest rate swaps                                           52,200                1,077                  261
Other interest rate contracts                                 16,550                    -                    -
                                                              68,750                1,077                  261

Other derivative contracts                                        16                    -                    -


                                                                                    Credit               Risk-
                                                             Contract           equivalent            weighted
Figures in HK$m                                                amount               amount              amount

At 31Dec02

Contingent liabilities:
Guarantees                                                     13,864               13,717               4,321

Commitments:
Documentary credits and short-term
 trade-related transactions                                     6,982                1,400               1,394
Undrawn formal standby facilities, credit
 lines and other commitments to lend:
 - under one year                                              65,110                    -                   -
 - one year and over                                           21,565               10,783               9,840
Other                                                              41                   41                  41
                                                               93,698               12,224              11,275

Exchange rate contracts:
Spot and forward foreign exchange                              73,607                  894                 251
Other exchange rate contracts                                  24,104                  261                  55
                                                               97,711                1,155                 306

Interest rate contracts:
Interest rate swaps                                            64,443                1,454                 357
Other interest rate contracts                                   7,969                    8                   2
                                                               72,412                1,462                 359

Other derivative contracts                                        177                    6                   1



The tables above give the nominal contract, credit equivalent and risk-weighted amounts of off-balance sheet transactions. The credit equivalent amounts are calculated for the purposes of deriving the risk-weighted amounts. These are assessed in accordance with the Third Schedule of the Hong Kong Banking Ordinance on capital adequacy and depend on the status of the counterparty and the maturity characteristics. The risk weights used range from 0 per cent to 100 per cent for contingent liabilities and commitments, and from 0 per cent to 50 per cent for exchange rate, interest rate and other derivative contracts.


Contingent liabilities and commitments are credit-related instruments which include acceptances, letters of credit, guarantees and commitments to extend credit. The risk involved is essentially the same as the credit risk involved in extending loan facilities to customers. These transactions are, therefore, subject to the same credit origination, portfolio maintenance and collateral requirements as for customers applying for loans. As the facilities may expire without being drawn upon, the total of the contract amounts is not representative of future liquidity requirements.

Contingent liabilities, commitments and derivatives (continued)


Off-balance sheet financial instruments arise from futures, forward, swap and option transactions undertaken in the foreign exchange, interest rate and equity markets.

The contract amounts of these instruments indicate the volume of transactions outstanding at the balance sheet date and do not represent amounts at risk. The credit equivalent amount of these instruments is measured as the sum of positive mark-to-market values and the potential future credit exposure in accordance with the Third Schedule of the Hong Kong Banking Ordinance.


Figures in HK$m                                     At 30Jun03           At 30Jun02                At 31Dec02
Replacement cost
Exchange rate contracts                                    738                  501                       485
Interest rate contracts                                  1,072                  879                     1,231
Other derivative contracts                                   1                    -                         1

                                                         1,811                1,380                     1,717


The replacement cost of contracts represents the mark-to-market assets on all contracts (including non-trading contracts) with a positive value and which have not been subject to any bilateral netting arrangement.

Segmental analysis

Segmental information is presented in respect of business and geographical segments. Business segment information, which is more relevant to Hang Seng in making operating and financial decisions, is chosen as the primary reporting format.

For the purpose of segmental analysis, the allocation of revenue reflects the benefits of capital and other funding resources allocated to the business or geographical segments by way of internal capital allocation and funds transfer pricing mechanisms. Cost allocation is based on the direct cost incurred by the respective segments and apportionment of management overheads. Rental charges at market rate for usage of premises are reflected as inter-segment income for the 'Other' segment and inter-segment expenses for the respective business segments.

(a) By business segment

Hang Seng comprises five business segments. Personal financial services provides banking (including deposits, credit cards, mortgages and other retail lending) and wealth management services (including insurance and investment) to personal customers. Commercial banking manages middle market and smaller corporate relationships and provides trade-related financial services. Corporate and institutional banking handles relationships with large corporate and institutional customers. Treasury engages in interbank and capital market activities and proprietary trading. Treasury also manages the funding and liquidity positions of the bank and other market risk positions arising from banking activities. Other mainly represents management of shareholders' funds and investments in premises, investment properties and long-term equities.

Personal financial services reported profit before tax of HK$3,038 million, a growth of 2.2 per cent compared with the same period last year. Net interest income fell by 4.4 per cent, as average mortgage yields fell, and there was a contraction in the GHOS mortgage portfolio. This was partly offset by the growth in savings and current accounts. Other operating income rose by 30.9 per cent. Wealth management services remained a growth driver, with the contribution from investment services and insurance business rising by 37.0 per cent and 37.6 per cent respectively. Sales of retail investment funds, including the popular Hang Seng Investment Series, increased by 48.8 per cent. Total funds under management by Hang Seng's asset management and private banking business units grew by HK$7.7 billion, or 18.8 per cent, to HK$48.3 billion at 30 June 2003.

Commercial banking reported a growth of 13.0 per cent in profit before tax to HK$652 million. The results benefited from the increase in fee income, mainly trade services related, and the substantial release in bad debt provisions. Although customer advances grew by 13.7 per cent, mainly due to improved external trade, net interest income was affected by the compression in lending and deposit spreads.

Corporate and institutional banking suffered a decline of 24.2 per cent in profit before tax to HK$364 million as corporate lending spreads declined and credit facilities income fell, and was also affected by the reduction in release of provisions for bad and doubtful debts.

Treasury achieved profit before tax of HK$1,100 million, a growth of 6.3 per cent over the same period last year. Net interest income rose by 4.4 per cent as more funds were re-deployed from interbank placings to capital market investments for enhancement of interest yield, while the fixed rate debt securities portfolio continued to benefit under a low interest rate environment. Other operating income increased by 41.6 per cent, mainly in foreign exchange income. Profit on disposal of debt securities from the investment portfolio, however, was lower.

Other showed a decline of 15.1 per cent in profit before tax, mainly attributable to the reduction in contribution from net free funds due to the further decline in market interest rates and the deficit on revaluation of properties. This was partly offset by an increase in profits on disposal of long-term equities.


                         Personal                    Corporate &                                   Inter-
                        financial   Commercial    institutional                                   segment
Figures in HK$m          services      banking          banking     Treasury          Other   elimination       Total
Half-year ended
30Jun03

Income and expenses

Net interest income         3,186          501              271          901            361             -       5,220
Other operating income      1,705          464              105          228            172             -       2,674
Inter-segment income            -            -                -            -            173          (173)          -
Total operating income      4,891          965              376        1,129            706          (173)      7,894
Operating expenses  ^      (1,157)        (383)             (52)         (66)          (163)            -      (1,821)
Inter-segment expenses       (138)         (29)              (3)          (3)             -           173           -
Operating profit before
 Provisions                 3,596          553              321        1,060            543             -       6,073
Provisions for bad and
 Doubtful debts              (570)          71               43            -              -             -        (456)
Operating profit            3,026          624              364        1,060            543             -       5,617
Profit on tangible
fixed
 Assets and long-term
 Investments                   12           28                -           40            261             -         341
Net deficit on property
 Revaluation                    -            -                -            -            (48)            -         (48)
Share of profits of
 Associated company             -            -                -            -             18             -          18
Profit on ordinary
activities
 Before tax                 3,038          652              364        1,100            774             -       5,928

Operating profit
excluding
 inter-segment              3,164          653              367        1,063            370             -       5,617
transactions

 ^  Including                 (63)         (11)              (1)          (1)           (95)            -        (171)
depreciation


At 30Jun03

Total assets              134,547       28,246           67,731      229,219         22,565             -     482,308
Total liabilities         324,132       71,354           16,948       10,839         17,776             -     441,049
Investments in
 associated company             -            -                -            -            675             -         675
Capital expenditure
 incurred during the           48           10                2            1             23             -          84
period


                            Personal                    Corporate &                                   Inter-
                           financial    Commercial    institutional                                  segment
Figures in HK$m             services       banking          banking     Treasury        Other    elimination     Total

Half-year ended
30Jun02

Income and expenses

Net interest income            3,334           507              324          863          425              -     5,453
Other operating income         1,303           426              132          161          190              -     2,212
Inter-segment income               -             -                -            -          207           (207)        -
Total operating income         4,637           933              456        1,024          822           (207)    7,665
Operating expenses  ^         (1,179)         (353)             (54)         (61)        (169)             -    (1,816)
Inter-segment expenses          (167)          (33)              (4)          (3)           -            207         -
Operating profit before
 provisions                    3,291           547              398          960          653              -     5,849
Provisions for bad and
 doubtful debts                 (383)            2               82            -           18              -      (281)
Operating profit               2,908           549              480          960          671              -     5,568
Profit on tangible fixed
 assets and long-term
 investments                      21            28                -           75          219              -       343
Share of profits of
 associated companies             45             -                -            -           22              -        67
Profit on ordinary
activities
 before tax                    2,974           577              480        1,035          912              -     5,978

Operating profit
excluding
 inter-segment                 3,075           582              484          963          464              -     5,568
transactions

 ^  Including                    (60)          (11)              (2)          (1)        (100)             -      (174)
depreciation


At 30Jun02

Total assets                 136,420        24,752           64,673      219,769       25,064              -   470,678
Total liabilities            309,819        66,064           12,772       11,935       26,472              -   427,062
Investments in
 associated companies            368             -                -            -          683              -     1,051
Capital expenditure
 incurred during the              61             9                1            1           20              -        92
period


                        Personal                    Corporate &                                  Inter-
                       financial   Commercial    institutional                                  segment
Figures in HK$m         services      banking          banking     Treasury         Other   elimination         Total

Half-year ended
31Dec02

Income and expenses

Net interest income        3,249          516              316          868           403             -         5,352
Other operating income     1,119          455              121          189           186             -         2,070
Inter-segment income           -            -                -            -           201          (201)           __
Total operating income     4,368          971              437        1,057           790          (201)        7,422
Operating expenses  ^     (1,271)        (450)             (57)         (71)         (167)            -        (2,016)
Inter-segment expenses      (160)         (34)              (4)          (3)            -           201             -
Operating profit
before
 provisions                2,937          487              376          983           623             -         5,406
Provisions for bad and
 doubtful debts             (402)          46               84            -           (18)            -          (290)
Operating profit           2,535          533              460          983           605             -         5,116
Profit on tangible
 fixed
 assets and long-term
 investments                   -            -                -          (30)          148             -           118
Net deficit on
 property
 revaluation                   -            -                -            -           (36)            -           (36)
Share of profits of
 associated companies         43            -                -            -            23             -            66
Profit on ordinary
 activities
 before tax                2,578          533              460          953           740             -         5,264

Operating profit
 excluding
 inter-segment             2,695          567              464          986           404             -         5,116
 transactions

 ^  Including                (65)         (11)              (1)          (1)         (100)            -          (178)
depreciation


At 31Dec02

Total assets             137,762       25,937           64,783      222,879        23,293             -       474,654
Total liabilities        317,076       70,538           11,746        8,360        23,405             -       431,125
Investments in
 associated companies          -            -                -            -           672             -           672
Capital expenditure
 incurred during the          59           12                3            1            28             -           103
 period



(b) By geographical region

The geographical regions in this analysis are classified by the location of the principal operations of the subsidiary companies or, in the case of the bank itself, by the location of the branches responsible for reporting the results or advancing the funds.


Figures in HK$m                                      Hong Kong         Americas            Other            Total
Half-year ended 30Jun03

Income and expenses

Total operating income                                   7,196              661               37            7,894
Profit on ordinary activities before tax                 5,238              648               42            5,928


At 30Jun03

Total assets                                           408,425           65,882            8,001          482,308
Total liabilities                                      426,991            9,718            4,340          441,049
Capital expenditure incurred
 during the period                                          78                -                6               84
Contingent liabilities and commitments                 106,429                -            1,092          107,521



Half-year ended 30Jun02

Income and expenses

Total operating income                                   6,794              835               36            7,665
Profit on ordinary activities before tax                 5,105              833               40            5,978


At 30Jun02

Total assets                                           360,773          103,615            6,290          470,678
Total liabilities                                      413,662            9,352            4,048          427,062
Capital expenditure incurred
 during the period                                          91                -                1               92
Contingent liabilities and commitments                 103,923                -              652          104,575




Figures in HK$m                                      Hong Kong          Americas            Other            Total

Half-year ended 31Dec02

Income and expenses

Total operating income                                   6,499               886               37            7,422
Profit on ordinary activities before tax                 4,369               866               29            5,264


At 31Dec02

Total assets                                           394,165            72,359            8,130          474,654
Total liabilities                                      416,388             9,444            5,293          431,125
Capital expenditure incurred
 during the period                                          96                 1                6              103
Contingent liabilities and commitments                 106,470                 -            1,092          107,562



Cross border claims

Cross border claims include receivables and loans and advances, balances due from banks and holdings of certificates of deposit, bills, promissory notes, commercial paper and other negotiable debt instruments and also include accrued interest and overdue interest on these assets. Claims are classified according to the location of the counterparties after taking into account the transfer of risk. For a claim guaranteed by a party situated in a country different from the counterparty, the risk will be transferred to the country of the guarantor. For a claim on the branch of a bank or other financial institution, the risk will be transferred to the country where its head office is situated. Claims on individual countries or areas, after risk transfer, amounting to 10 per cent or more of the aggregate cross border claims are shown as follows:


                                                     Banks &
                                                       other           Public
                                                   financial           sector
Figures in HK$m                                 institutions         entities            Other            Total
At 30Jun03

Asia-Pacific excluding Hong Kong
 - Australia                                          19,793              151            1,304           21,248
 - other                                              21,832              804            3,238           25,874
                                                      41,625              955            4,542           47,122
The Americas
 - Canada                                             16,608            8,945              264           25,817
 - other                                               8,873            6,524            8,169           23,566
                                                      25,481           15,469            8,433           49,383
Western Europe
 - Germany                                            20,595            1,069              402           22,066
 - United Kingdom                                     22,395               16            3,551           25,962
 - other                                              46,022            2,071            3,531           51,624
                                                      89,012            3,156            7,484           99,652

At 30Jun02

Asia-Pacific excluding Hong Kong
 - Australia                                          16,875              480            2,159           19,514
 - other                                              28,714              954            3,269           32,937
                                                      45,589            1,434            5,428           52,451
The Americas
 - Canada                                             14,311            5,590              150           20,051
 - other                                               6,969            4,859            6,969           18,797
                                                      21,280           10,449            7,119           38,848
Western Europe
 - Germany                                            26,277            1,209              120           27,606
 - United Kingdom                                     21,595               83            2,624           24,302
 - other                                              50,056            1,675            2,535           54,266
                                                      97,928            2,967            5,279          106,174

                                                     Banks &
                                                       other           Public
                                                   financial           sector
Figures in HK$m                                 institutions         entities            Other            Total

At 31Dec02

Asia-Pacific excluding Hong Kong
 - Australia                                          19,259            2,819            2,265           24,343
 - other                                              24,228              841            3,175           28,244
                                                      43,487            3,660            5,440           52,587
The Americas
 - Canada                                             11,105            7,699              440           19,244
 - other                                               6,136            4,557            7,199           17,892
                                                      17,241           12,256            7,639           37,136
Western Europe
 - Germany                                            21,349            1,312              548           23,209
 - United Kingdom                                     22,623                -            4,051           26,674
 - other                                              47,654            2,557            2,810           53,021
                                                      91,626            3,869            7,409          102,904



Additional information

1. Accounting policies

This news release has been prepared on a basis consistent with the accounting policies adopted in the 2002 financial statements except for the following.


Income Tax


In prior years, deferred tax liabilities were provided for using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonable probability to crystallise in the foreseeable future. Deferred tax assets were not recognised unless their realisation was assured beyond reasonable doubt. With effect from 1 January 2003, Hang Seng has changed its policy for deferred tax in order to comply with Hong Kong Statement of Standard Accounting Practice 12 (revised) (HKSSAP 12) on 'Income Taxes' issued by the Hong Kong Society of Accountants. Details of the new policy are set out in the note on Taxation on page 18.


The major components of deferred tax assets and liabilities recorded in the consolidated balance sheet, and the movements during the first half of 2003 showing the impact of the adoption of HKSSAP 12, are as follows:


                                        Depreciation          Revaluation
                                          Allowances                   of
                                           in excess           properties
                                          of related                  and          General
Figures in HK$m                         depreciation             equities       provisions          Other       Total

At 1Jan03                                         20                  685             (177)            34         562
Charged/(credited) to
 profit and loss account
 - without adopting HKSSAP 12                      -                    -                -             37          37
 - adopting HKSSAP 12                              5                  (10)             (16)           (11)        (32)
Credited to reserves                               -                  (21)               -              -         (21)
At 30Jun03                                        25                  654             (193)            60         546


The balances of deferred tax assets and deferred tax liabilities in the consolidated balance sheet at 30 June 2003 were HK$55 million and HK$601 million respectively (HK$73 million and HK$635 million respectively at 31 December
2002).

The adoption of HKSSAP 12 represents a change in accounting policy which has been applied retrospectively. The change in accounting policy has been reflected by way of a prior period adjustment and the comparative figures for 2002 have been restated to conform with the current period's presentation accordingly.


Consolidated Profit and Loss Account

                                                                             Half-year ended          Half-year ended
Figures in HK$m                                                                      30Jun02                  31Dec02
Tax on profit on ordinary activities
 - as previously reported                                                               (758)                    (508)
 - adoption of HK SSAP 12                                                                  3                      (44)
 - as restated                                                                          (755)                    (552)



Consolidated Balance Sheet

                                                      Premises and           Long-term
                                                        investment              equity
                                                        properties          investment       Deferred       Deferred
                                     Retained          revaluation         revaluation            tax            tax
Figures in HK$m                       profits             reserves             reserve         assets    liabilities

31Dec02
As previously reported                 19,242                7,324               1,031             21            104
Adoption of HKSSAP 12                     198                 (657)                (20)            52            531
As restated                            19,440                6,667               1,011             73            635

30Jun02
As previously reported                 20,756                8,069               1,651             34              -
Adoption of HKSSAP 12                     249                 (750)                (32)            72            605
As restated                            21,005                7,319               1,619            106            605

31Dec01
As previously reported                 19,499                8,119               2,323             34              -
Adoption of HKSSAP 12                     254                 (766)                (49)            77            638
As restated                            19,753                7,353               2,274            111            638


2. Comparative figures

Certain comparative figures have been reclassified to conform with the current period's presentation.

3. Property revaluation

A revaluation of Hang Seng's premises and investment properties in the Hong Kong SAR was performed in June 2003 to reflect property market movements in the first half of 2003. The valuation was conducted by Chesterton Petty Limited, an independent professional valuer, and carried out by qualified valuers who are members of the Hong Kong Institute of Surveyors. The basis of valuation of premises was open market value for existing use. The basis of the valuation for investment properties was open market value. Of the total revaluation deficit of HK$768 million arising from the June revaluation, HK$720 million was accounted for as a reduction in property revaluation reserves while the balance of HK$48 million, representing the reduction in value below the original acquisition cost (less depreciation) of bank premises was charged to the profit and loss account for the first half of 2003.

4. Market risk

Market risk is the risk that the movements in interest rates, foreign exchange rates or equity and commodity prices will result in profits or losses to Hang Seng. Market risk arises on financial instruments which are valued at current market prices (mark-to-market basis) and those valued at cost plus any accrued interest (accrual basis). Hang Seng's market risk arises from customer-related business and from position taking.

Market risk is managed within risk limits approved by the Board of Directors. Risk limits are set by product and risk type with market liquidity being a principal factor in determining the level of limits set. Limits are set using a combination of risk measurement techniques, including position limits, sensitivity limits, as well as value at risk (VAR) limits at a portfolio level.

Hang Seng adopts the risk management policies and risk measurement techniques developed by the HSBC Group. The daily risk monitoring process measures actual risk exposures against approved limits and triggers specific action to ensure the overall market risk is managed within an acceptable level.

VAR is a technique which estimates the potential losses that could occur on risk positions taken due to movements in market rates and prices over a specified time horizon and to a given level of confidence. The model used by Hang Seng calculates VAR on a variance/covariance basis, using historical movements in market rates and prices, a 99 per cent confidence level and a 10-day holding period, and generally takes account of correlations between different markets and rates. The movement in market prices is calculated by reference to market data for the last two years. Aggregation of VAR from different risk types is based upon the assumption of independence between risk types.

Hang Seng has obtained approval from the Hong Kong Monetary Authority (HKMA) for the use of its VAR model to calculate market risk for capital adequacy reporting. The HKMA is also satisfied with Hang Seng's market risk management process.


Hang Seng's VAR for all interest rate risk and foreign exchange risk positions and on individual risk portfolios during the first halves of 2003 and 2002 are shown in the tables below.


VAR
                                                                         Minimum         Maximum          Average
                                                                          during          during              for
                                                                             the             the              the
Figures in HK$m                                      At 30Jun03           period          period           period
VAR for all interest rate risk
 and foreign exchange risk                                  409              187             409              276
VAR for foreign exchange risk
 (trading)                                                    3                2               4                3
VAR for interest rate risk
 - trading                                                    8                1              11                4
 - accrual                                                  402              187             402              275


VAR
                                                                         Minimum         Maximum          Average
                                                                          during          during              for
                                                                             the             the              the
Figures in HK$m                                      At 30Jun02           period          period           period

VAR for all interest rate risk
 and foreign exchange risk                                  285              194             442              297
VAR for foreign exchange risk
 (trading)                                                    4                3               5                4
VAR for interest rate risk
 - trading                                                    2                -               8                2
 - accrual                                                  284              192             441              296


The average daily revenue earned from market risk-related treasury activities for the first half of 2003, including accrual book net interest income and funding related to dealing positions, was HK$8 million (HK$8 million for the first half of 2002). The standard deviation of these daily revenues was HK$4 million (HK$4 million for the first half of 2002). No loss was recorded out of 121 trading days in the first half of 2003. The most frequent result was a daily revenue of between HK$6 million and HK$10 million, with 103 occurrences. The highest daily revenue was HK$29 million.

Hang Seng's foreign exchange exposures mainly comprise foreign exchange dealing by Treasury and currency exposures originated by its banking business. The latter are transferred to Treasury where they are centrally managed within foreign exchange position limits approved by the Board of Directors. The average one-day foreign exchange profit for the first half of 2003 was HK$2 million (HK$2 million for the first half of 2002).

Interest rate risk arises in both the treasury dealing portfolio and accruals books, which are managed by Treasury under limits approved by the Board of Directors. The average daily revenue earned from treasury-related interest rate activities for the first half of 2003 was HK$6 million (HK$6 million for the first half of 2002).


5. Foreign currency positions


Foreign currency exposures include those arising from dealing, non-dealing and structural positions. At 30 June 2003, the US dollar was the only currency in which Hang Seng had a non-structural foreign currency position which exceeded 10 per cent of the total net position in all foreign currencies.


Figures in HK$m                                    At 30Jun03             At 30Jun02                At 31Dec02
US dollar non-structural position

Spot assets                                           158,081                238,064                   173,129
Spot liabilities                                     (149,899)              (210,627)                 (156,175)
Forward purchases                                      44,594                 44,644                    35,222
Forward sales                                         (41,066)               (63,634)                  (39,974)
Net options positions                                       -                      -                         -
Net long non-structural position                       11,710                  8,447                    12,202



At 30 June 2003, Hang Seng's major structural foreign currency positions were US dollar and Renminbi.


                                           At 30Jun03                   At 30Jun02                    At 31Dec02
                                                 % of                         % of                          % of
                                            total net                    total net                     total net
                                           structural                   structural                    structural
                                 HK$m        position         HK$m        position          HK$m        position
Structural position
US dollar                         887            85.7          792            84.3           792            84.2
Renminbi                           95             9.2           95            10.1            95            10.1



6. Material related-party transactions

(a) Immediate holding company and fellow subsidiary companies


During the first half of 2003, Hang Seng entered into transactions with its immediate holding company and fellow subsidiary companies in the ordinary course of its interbank activities including the acceptance and placement of interbank deposits, correspondent banking transactions and off-balance sheet transactions. The activities were priced at the relevant market rates at the time of the transactions. Hang Seng participated, in its ordinary course of business, in certain structured finance deals arranged by its immediate holding company.

Hang Seng used the IT and shared an automated teller machine network with its immediate holding company and used certain processing services of a fellow subsidiary on a cost recovery basis. Hang Seng also maintained a staff retirement benefit scheme for which a fellow subsidiary company acts as insurer and administrator, and acted as agent for the marketing of Mandatory Provident Fund products for a fellow subsidiary company.

The aggregate amount of income and expenses arising from these transactions during the period, the balances of amounts due to and from the relevant related parties, and the total contract sum of off-balance sheet transactions at the period-end are as follows:


Income and expenses for the period
                                               Half-year ended          Half-year ended          Half-year ended
Figures in HK$m                                        30Jun03                  30Jun02                  31Dec02

Interest income                                             96                      126                      137
Interest expense                                             5                        9                        6
Other operating income                                      39                       38                       40
Operating expenses                                         296                      276                      294


Balances at period-end
Figures in HK$m                                      At 30Jun03               At 30Jun02               At 31Dec02

Total amount due from                                     7,596                   10,425                    7,471
Total amount due to                                         757                    1,896                    1,615
Total contract sum of
 off-balance sheet transactions                          33,172                   28,664                   25,558


(b) Associated companies

Hang Seng maintained an interest-free shareholders' loan to an associated company. The balance at 30 June 2003 was HK$217 million (HK$208 million at 30 June 2002 and 31 December 2002). Prior to Hang Seng Life Limited (HSLL) becoming a subsidiary (formerly an associated company) of the bank in November 2002, the agency commission for the marketing of life insurance products paid by HSLL to the bank amounted to HK$142 million and HK$113 million for the first and second halves of 2002 respectively.


(c) Ultimate holding company


During the first half of 2003, no transaction was conducted with the bank's ultimate holding company (same as 2002).

(d) Key management personnel


During the first half of 2003, no material transaction was conducted with key management personnel of Hang Seng and its holding companies and parties related to them (same as 2002).


7. Statutory accounts


The information in this news release is unaudited and does not constitute statutory accounts.

The statutory accounts for the year ended 31 December 2002 have been delivered to the Registrar of Companies and the Hong Kong Monetary Authority. The auditors expressed an unqualified opinion on those statutory accounts in their report dated 3 March 2003. The Annual Report and Accounts for the year ended 31 December 2002, which includes the statutory accounts, can be obtained on request from the Company Secretary Department, Level 10, 83 Des Voeux Road Central, Hong Kong; or from Hang Seng Bank's website http://www.hangseng.com.


8. Ultimate holding company


Hang Seng Bank is an indirectly-held, 62.14 per cent-owned subsidiary of HSBC Holdings plc.

9. Statement of compliance

This press release has been prepared in accordance with Hong Kong Statement of Standard Accounting Practice 25 'Interim Financial Reporting'. It also complies with the module on 'Interim Financial Disclosure by Locally Incorporated Authorised Institutions' under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority in November 2002.

10. Register of shareholders

The Register of Shareholders of Hang Seng Bank will be closed on Tuesday, 26 August 2003 and Wednesday, 27 August 2003, during which no transfer of shares can be registered. In order to qualify for the first interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the bank's Registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:00 pm on Monday, 25 August 2003. The first interim dividend will be payable on Thursday, 4 September 2003 to shareholders on the Register of Shareholders of the bank on Wednesday, 27 August 2003.


11. News release

Copies of this news release may be obtained from the Company Secretary Department, Level 10, 83 Des Voeux Road Central, Hong Kong; or from Hang Seng's website http://www.hangseng.com.

The 2003 Interim Report will be available from the same website on Monday, 4 August 2003 and will also be published on the website of The Stock Exchange of Hong Kong Limited in due course. Printed copies of the 2003 Interim Report will be sent to shareholders in late August.




                                 HSBC USA INC.

                       2003 INTERIM RESULTS - HIGHLIGHTS

* Net income for the first half of 2003 increased by 28.5 per cent to US$527 million compared to US$410 million in the first half of 2002.

* Return on average common equity for the first half of 2003 was 15.0 per cent compared to 12.1 per cent during the first half of 2002.

* The cost:income ratio for the first half of 2003 was 50.8 per cent compared to
54.2 per cent for the same period in 2002.

* Tier 1 capital to risk-weighted assets was 9.2 per cent at 30 June 2003 compared to 8.6 per cent at 30 June 2002.

* Client assets under administration at 30 June 2003 were US$52.4 billion, of which US$35.6 billion were funds under management and US$16.8 billion were custody accounts.

Financial Commentary

HSBC USA Inc. reported net income of US$527 million for the six months ended 30 June 2003, an increase of 28.5 per cent from US$410 million for the first six months of 2002. The strong growth in net income was largely the result of a better yielding mix of loans, securities and deposits on the balance sheet and lower funding costs, improved trading revenues in Treasury, and lower credit loss provisions. In addition, most categories of fee-based income showed improvement.

Commenting on the results, Youssef A Nasr, Chief Executive Officer of HSBC USA Inc., said: "We are pleased with the results that we have reported today for the first half of 2003. These results demonstrate growth in our core fee-generating businesses, as well as growth in our retail loan and deposit business. First half results were bolstered by improved results in our Treasury business.

"Despite the protracted weakness in the U.S. economy and a continuing rise in unemployment, credit quality has shown improvement which is reflected in lower levels of provisioning.

"As we look to the second half of 2003, we continue to get mixed signals from the various economic indicators and as a result, we remain cautious about the general economic outlook ahead."

Net interest income

For the six months ended 30 June 2003 net interest income increased by US$99 million, or more than 8 per cent, to US$1.26 billion. A higher level of interest earning assets, a better yielding mix of loans, securities and deposits, and lower funding costs contributed to the result. The steeper yield curve has led to lower funding costs and increased interest income from funding longer term investment securities and residential mortgages with short term liabilities.

Other operating income

For the six months ended 30 June 2003 other operating income increased over 23 per cent to US$668 million from US$543 million for the comparable period in 2002. This increase was driven by solid growth in trading revenues and most categories of fee-based income. Fees and commissions, including commercial loan fees, fees on deposit and cash management products and bankcard fees, grew almost 19 per cent from US$191 million for the six months ended 30 June 2002 to US$227 million for the six months ended 30 June 2003. This increase includes US$23 million in revenues from Wealth & Tax Advisory Services, a business which was acquired in July 2002. However, in wealth management, there was some slowdown in sales of annuities and mutual funds associated with the uncertainties affecting the stock market and lower levels of interest rates. Insurance revenues increased by 57.1 per cent to US$33 million for the six months ended 30 June 2003 up from US$21 million for the comparable period in 2002. Over 1,600 professionals are now licensed to sell insurance and certain annuity products through the bank's retail network. In addition, other income in the first half of 2003 included US$21 million received from the Internal Revenue Service for settlement of interest compensation on a corporate tax refund for prior years.

Treasury trading revenues for the six months ended 30 June 2003 were US$161 million, an increase of US$114 million compared to the first six months of 2002, including strong improvements in the foreign exchange and derivatives businesses. Mortgage-related other operating income, including servicing fees net of amortization and impairment, gains on sales of originated mortgages, and the fair value adjustments associated with certain hedge instruments, and gains on the sale of securities, was US$17 million lower in the first half of 2003 compared to the first half of 2002. This decrease was primarily due to declining interest rates causing impairment to the value of the mortgage servicing rights. Total gains from the sales of securities for the six months ended 30 June 2003 were US$65 million, a decrease of US$39 million from US$104 million in the comparable period in 2002.

Operating expenses

Operating expenses increased by 6.1 per cent to US$977 million for the six months ended 30 June 2003 compared to US$921 million in the 2002 comparable period. This increase was primarily attributable to an increase in salary and employee benefits of US$60 million, which includes certain volume driven (mortgage) and revenue driven (Treasury) incentive compensation programs, an increase in pension costs and the costs associated with the Wealth & Tax Advisory Services business. Offsetting these increases, other expenses are lower in 2003 as 2002 charges included reserves for letters of credit and for a leveraged lease. The cost:income ratio for the first six months of 2003 was 50.8 per cent compared to 54.2 per cent for the six months ended 30 June 2002, reflecting faster growth in net interest and other operating income, as well as reductions in other expenses.

Credit quality and provisions for credit losses

We continue to see improvement in credit quality. The provision for credit losses for the first six months of 2003 of US$88 million was US$42 million lower than in 2002. Net charge-offs of US$97 million for the first six months of 2003 were relatively flat to 2002. The reserve to non-accrual ratio decreased to
120.9 per cent at 30 June 2003 from 129.7 per cent at 30 June 2002, primarily due to a lower level of required reserves.

Provision for income taxes

The provision for income taxes was US$331 million for the first half of 2003 compared to US$238 million in the comparable period for 2002. The effective tax rate was 38.6 per cent in 2003 and 36.7 per cent in the 2002 period, driven by the growth in pre tax income.

Balance sheet

Total assets of HSBC USA Inc. grew more than 6 per cent to US$93.0 billion at 30 June 2003 compared to US$87.2 billion at 30 June 2002. Total deposits grew more than 7 per cent to US$60.4 billion at 30 June 2003 compared to US$56.4 billion at 30 June 2002. Total loans grew almost 4 per cent to US$43.2 billion at 30 June 2003, up from US$41.7 billion at 30 June 2002.

Compared to 30 June 2002, residential mortgage loans outstanding increased while the level of lower margin large corporate loans declined. The mix of personal deposits shifted positively toward lower yielding demand and savings deposits and fewer certificates of deposit. During the same period, commercial deposits also increased.

HSBC Bank USA's residential mortgage business, with approximately 339,000 customers, originated US$13.4 billion in mortgages in the first half of 2003, an increase of approximately 37 per cent over the US$9.8 billion originated in the first half of 2002.

Total assets under administration

Total funds under management at 30 June 2003 were US$35.6 billion, up US$3.1 billion, or more than 9 per cent from 30 June 2002, largely due to improvements in the equities markets. Including custody balances, assets under administration at 30 June 2003 totalled US$52.4 billion.

Capital ratios

HSBC USA Inc.'s tier 1 capital to risk-weighted assets ratio was 9.2 per cent at 30 June 2003 compared to 8.6 per cent at 30 June 2002. Total capital to risk-weighted assets were 13.7 per cent at both 30 June 2003 and 30 June 2002.

As part of its strategy of providing customers with multiple choices for product and service delivery, HSBC Bank USA offers a comprehensive internet banking service. At 30 June 2003 more than 455,000 customers had registered for the service, up from approximately 410,000 at year-end 2002. The HSBC Bank USA web site, us.hsbc.com, where customers can apply for accounts, conduct financial planning and link to online services, receives approximately 53,000 visits daily. In addition, debit card usage has increased approximately 22 per cent to more than 18 million transactions in the first half of 2003.

About HSBC Bank USA

HSBC Bank USA has more than 400 branches in New York State, giving it the most extensive branch network in New York State. The bank also has nine branches in Florida, two in Pennsylvania, four in California, one in Oregon, one in Washington and 15 in Panama.

HSBC Bank USA is the tenth largest US commercial bank ranked by assets and is a wholly-owned subsidiary of HSBC USA Inc., an indirectly-held, wholly-owned subsidiary of HSBC Holdings plc (NYSE: HBC). Headquartered in London, and with over 9,500 offices in 79 countries and territories, the HSBC Group is one of the world's largest banking and financial services organizations.

For more information about HSBC Bank USA and its products and services visit www.us.hsbc.com



Summary
                                                                  Quarter ended                 Six Months ended
Figures in US$ millions                                          30Jun03       30Jun02       30Jun03         30Jun02
Earnings
Net income  ^                                                        273           199           527             410

Performance ratios (%)

Return on average common equity                                     15.3          11.6          15.0            12.1
Net interest margin                                                  2.8           2.7           2.8             2.7
Cost:income ratio                                                   50.8          56.1          50.8            54.2
Other operating income to total income                              37.0          31.7          34.8            32.0

Credit information
Non-accruing loans at end of period                                                              394             417
Net charge-offs                                                       48            32            97              94
Allowance available for credit losses
 - Balance at end of period                                                                      476             540
 - As a percentage of non-accruing loans                                                       120.9 %         129.7 %
 - As a percentage of loans outstanding                                                          1.1 %           1.3 %

Average balances
Assets                                                            89,807        87,296        90,377          87,753
Loans                                                             43,542        41,684        43,372          41,893
Deposits                                                          60,085        58,962        60,012          59,222
Common equity                                                      7,023         6,652         6,926           6,652

Capital ratios (%) at end of period
Leverage ratio                                                                                   6.3             5.7
Tier 1 capital to risk-weighted assets                                                           9.2             8.6
Total capital to risk-weighted assets                                                           13.7            13.7

Assets under administration at end of period
Funds under management                                                                        35,612          32,547
Custody accounts                                                                              16,772          15,535
Total assets under administration                                                             52,384          48,082


 ^  During the fourth quarter of 2002, HSBC USA Inc. adopted SFAS 147,
Acquisitions of Certain Financial Institutions, and as a result US$65 million of intangible assets that had been previously reported as identifiable intangible assets were reclassified to goodwill effective 1 January 2002. Therefore, the amortization expense previously recorded during the second quarter of 2002 and the first half of 2002 was reversed, resulting in an increase in net income of US$1 million and US$2 million, respectively.

Consolidated Statement of Income
                                                               Quarter ended                  Six Months ended
Figures in US$ millions                                  30Jun03         30Jun02            30Jun03         30Jun02

Interest income
Loans                                                        585             631            1,196            1,266
Securities                                                   212             235              452              483
Trading assets                                                34              41               74               74
Short-term investments                                        22              42               43               87
Other                                                          7               6               14               12
Total interest income                                        860             955            1,779            1,922
Interest expense
Deposits                                                     173             257              361              529
Short-term borrowings                                         21              66               58              119
Long-term debt                                                57              58              105              118
Total interest expense                                       251             381              524              766
Net interest income                                          609             574            1,255            1,156
Provision for credit losses                                   31              56               88              130
Net interest income, after provision for credit losses       578             518            1,167            1,026
Other operating income
Trust income                                                  23              23               46               48
Service charges                                               52              51              103               99
Mortgage banking revenue  ^                                  (18)             32                1               49
Other fees and commissions                                   118              99              227              191
Other income                                                  58              25               95               50
Trading revenues
 - Treasury businesses and other                              91               4              161               47
 - Residential mortgage business related  ^ ^                 (4)            (34)             (30)             (45)
Total trading revenues                                        87             (30)             131                2
Security gains, net  ^ ^                                      39              66               65              104
Total other operating income                                 359             266              668              543
Total income from operations                                 937             784            1,835            1,569
Operating expenses
Salaries and employee benefits                               278             243              556              496
Occupancy expense, net                                        37              38               75               74
Other expenses                                               177             190              346              351
Total operating expenses                                     492             471              977              921
Income before taxes                                          445             313              858              648
Applicable income tax expense                                172             114              331              238
Net income                                                   273             199              527              410


 ^ Mortgage banking revenue includes mortgage servicing fees, net of amortization and impairment, gains on sale of mortgages and fair value adjustments related to qualifying hedges (under FAS 133) of residential mortgages originated for sale.

 ^ ^ Trading revenues include the mark-to-market on non-qualifying financial instruments (under FAS 133) providing economic protection on mortgage servicing rights values and interest rate and forward sales commitments in the residential mortgage business. Some security gains in the quarter ended and in the six months ended 30 June 2003 were also related to providing economic protection on mortgage servicing rights values.


Consolidated Balance Sheet
Figures in US$ millions                                           At 30Jun03           At 31Dec02             At 30Jun02
Assets
Cash and due from banks                                                2,286                2,081                  1,817
Interest bearing deposits with banks                                   1,309                1,048                  1,792
Federal funds sold and securities purchased
 under resale agreements                                               5,083                2,743                  5,979
Trading assets                                                        12,601               13,408                 11,517
Securities available for sale                                         14,912               14,694                 13,738
Securities held to maturity                                            4,628                4,629                  3,966
Loans                                                                 43,247               43,636                 41,694
Less - allowance for credit losses                                       476                  493                    540
Loans, net                                                            42,771               43,143                 41,154

Premises and equipment                                                   685                  726                    739
Accrued interest receivable                                              290                  329                    364
Equity investments                                                       284                  278                    276
Goodwill                                                               2,816                2,829                  2,831
Other assets                                                           5,325                3,518                  2,978
Total assets                                                          92,990               89,426                 87,151

Liabilities
Deposits in domestic offices
 - Non-interest bearing                                                5,844                5,731                  5,043
 - Interest bearing                                                   35,613               34,902                 34,258
Deposits in foreign offices
 - Non-interest bearing                                                  433                  398                    427
 - Interest bearing                                                   18,491               18,799                 16,652
Total deposits                                                        60,381               59,830                 56,380

Trading account liabilities                                            7,233                7,710                  6,320
Short-term borrowings                                                  7,172                7,392                 10,782
Interest, taxes and other liabilities                                  6,766                3,422                  2,597
Subordinated long-term debt and perpetual capital
 notes                                                                 2,118                2,109                  2,569
Guaranteed mandatorily redeemable securities                           1,053                1,051                    735
Other long-term debt                                                     601                  515                    565
Total liabilities                                                     85,324               82,029                 79,948

Shareholders' equity
Preferred stock                                                          500                  500                    500
Common shareholders' equity
 - Common stock  ^                                                         -                    -                      -
 - Capital surplus                                                     6,021                6,057                  6,042
 - Retained earnings                                                     838                  578                    554
 - Accumulated other comprehensive income                                307                  262                    107
Total common shareholders' equity                                      7,166                6,897                  6,703
Total shareholders' equity                                             7,666                7,397                  7,203
Total liabilities and shareholders' equity                            92,990               89,426                 87,151

 ^  Less than $500,000.





                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  4 August 2003